UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2025

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑   Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer: **ConsumerDirect, Inc.**



Form C-AR

This Annual Report is dated April 30, 2026.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by ConsumerDirect, Inc., a Nevada corporation (the "Company" or "Issuer" as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at

ConsumerDirect.com

no later than 120 days after the end of each fiscal year covered by the report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements which are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

BUSINESS

Company Overview

ConsumerDirect, Inc. ("ConsumerDirect" or the "Company") is a C Corporation organized under the laws of the state of Nevada. The Company is headquartered at 2983 Michelson Dr., Irvine, CA 92612, United States. The Company currently has 117 employees.

ConsumerDirect operates in the financial services industry, offering a comprehensive financial platform to empower individuals in managing their credit, money, and privacy.

The Company's business model revolves around a Distribution Partner approach, co-branding and white-labeling its platform to over 4,000+ active commissionable monthly partners and growing, fostering long-term relationships and resulting in positive net partner retention. ConsumerDirect's mission is to provide powerful tools for individuals to achieve their financial potential. The platform integrates unique and patented technologies with a focus on helping consumers control their credit, money, and privacy. ConsumerDirect is a financial technology company that provides innovative solutions to be the one-stop shop for consumers to manage their credit, money, privacy and lending. We operate through a dual revenue stream model, selling into both Direct to Consumer and Distribution Partner markets. This diversified approach allows us to generate recurring revenue while scaling our impact across multiple financial ecosystems.

ConsumerDirect's products and services, including features like Future Credit Score, Score Tracker™ ScoreBoost®, Best Pay Down Date, Smart Credit Report® Money Manager, PrivacyMaster®, and ScoreBuilder®, are designed to improve credit scores and provide financial education. The Company's offerings are accessible to over approximately 360,000+ active consumer subscribers.

The Company's Addressable Markets, Performance and Scalability

Massive Market Need: 93M Americans have subprime or near-prime credit scores, resulting in $130B mispriced financial products annually. We provide tools to help consumers control their future scores & qualify for better rates.

Proven Performance: ~ $129M of net revenue in 2025, 300k+ active consumer subscribers, and strong revenue growth.

Scalable Business Model: Over 500% Revenue growth since 2019, resulting in over 4,000+ active commissionable monthly partners, fostering long-term relationships and resulting in positive net partner retention.

The Company holds 24 granted patents and multiple registered trademarks to help give it a unique position in the marketplace.

Former Names

Incorporated in 2003, the Company was formerly known as MyPerfectCredit, Inc., Pathwaydata, Inc., and Platform Technology and Service Corporation, Inc.

Previous Offerings

During the year ended December 31, 2023, the Company entered into agreements to issue shares of Series B Non-Voting Common Stock in a crowdfunding offering for cash proceeds, net of fees of $177,449. The proceeds were held in escrow until 21 days had elapsed since the payment was received. The Series B Non-Voting Common Stock were issued when the restricted cash was released. As of December 31, 2023, the Company recorded such amounts in other liability for the $177,449 of Series B Non-Voting Common Stock issued.

In 2024, the Company also issued 126,588 Series B Non-Voting Common shares to the crowdfunding platform as offering costs.

The Company issued an additional 83,334 shares of Series B Non-Voting Common Stock for cash proceeds of $10,000 in 2024.

The Company issued an additional 66,667 shares of Series A Voting Common Stock for services, for cash proceeds of $3,333 in 2024. The Company conducted a Regulation CF offering on StartEngine from December 15, 2023 through March 14, 2024, pursuant to which it issued 4,785,205 shares of Series B Non-Voting Common Stock for cash proceeds of $506,352 net of investor fees.

The issuances described above were conducted under an exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"), available under Regulation Crowdfunding.

In January 2025, the Company issued 14,866,940 shares of Series A Voting Common Stock as advanced payment for financial advisory services related to a direct public offering. The shares were valued at a fair value of $0.05 per share, based on the December 31, 2024 common stock valuation received, for a total of $743,347, and recorded as deferred offering costs, included in prepaid expenses and other current assets as of December 31, 2025. The shares of Series A Voting Common Stock were issued pursuant to an exemption from registration available under Section 4(a)(2) of the Securities Act.

In May 2025, the Company issued 133,328 shares of Series A Voting Common Stock for services, for cash proceeds of $6,666 under an exemption from registration under the Securities Act available under Regulation Crowdfunding.

In May 2025, the Company issued 2,850,000 shares of Series A Voting Common Stock upon exercise of a common stock warrant for cash proceeds of $2,850 under an exemption from registration under the Securities Act available under Regulation Crowdfunding.

In June 2025, the Company started a crowdfunding campaign to sell Series B Non-Voting Common Stock. During the year ended December 31, 2025, the Company sold 858,126 shares for cash proceeds of $859 under an exemption from registration under the Securities Act available under Regulation Crowdfunding.

During 2025, the Company granted 215,000,000 Series A Voting Common Stock options and 66,463,000 Series B Non-Voting Common Stock options under the Plan (as defined below). Subsequent to December 31, 2025, the Company issued options to purchase 21,025,000 shares of Series B Non-Voting Common Stock under the Plan. The options issued under the Plan were issued pursuant to an exemption from registration available under Rule 701 of the Securities Act.

On February 9, 2026, we issued (i) a secured convertible promissory note to Streeterville Capital, LLC ("Streeterville") with an original principal amount of $17.3 million (the "Note"), and (ii) a warrant (the "Warrant") to purchase a number of shares of common stock equal to $12.4 million divided by the Nasdaq Global Market ("Nasdaq") valuation price calculated in accordance with Nasdaq Listing Rule IM-5405-1 or 5505-1 (the "Nasdaq Valuation Price"), as applicable, in exchange for gross proceeds of $17.0 million pursuant to an exemption from registration statement under Section 4(a)(2) of the Securities Act. Pursuant to the Note, at any time beginning on the initial listing date of the Company's common stock on Nasdaq, Streeterville can convert all or a portion of the outstanding balance of the Note at conversion price equal to the portion of the outstanding balance being converted, divided by 85% of the Nasdaq Valuation Price. The Warrant has an exercise price equal to the Nasdaq Valuation Price. Upon receipt of the purchase price, we used a portion of the purchase price to repay all outstanding indebtedness owed to JPMorgan Chase Bank, N.A. ("JPM") under a credit agreement, by and between the Company and JPM, dated September 23, 2021, as amended from time to time. Approximately $5.0 million of the remaining proceeds was used in connection with a previously established related party revolving credit arrangement, as further described under "Related Party Transactions" below.

In March 2026, the Company's Board of Directors approved the grant of warrants to purchase an aggregate of 6,940,000 shares of Series A Voting Common Stock to certain channel partners of the Company, subject to such channel partner maintaining the same number of consumer subscribers on the Company's platform. The warrants have an exercise price of $0.06 per share. The warrants vest and become exercisable in four equal annual tranches beginning on the one-year anniversary of the date the Company first effects a direct listing. The warrants will not vest and will not be exercisable unless and until the Company effects a direct listing on or prior to December 31, 2026. Accordingly, the offering of securities underlying the warrants will begin on the first anniversary of the date the Company first effects a direct listing and such securities will be issued under an exemption from registration available pursuant to Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D under the Securities Act.

Except as otherwise provided, the net proceeds received from these offerings were used for working capital and general corporate purposes.

REGULATORY INFORMATION

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results - 2025 Compared to 2024

Circumstances Which Led to the Performance of Financial Statements:

Net Revenue

For fiscal year 2025, net revenue reached $128,625,869, up from $93,371,218 in 2024. This 37.8% increase is largely due to an expanding customer base and continued growth in our Distribution Partner channel.

Cost of Sales

Cost of revenues for fiscal year 2025 totaled $23,260,183, an increase from $18,247,290 in the previous year. This rise is primarily driven by increased transaction volume and customer utilization levels consistent with overall revenue growth.

Gross Margins

Gross profit for 2025 was $105,365,686, compared to $75,123,928 in 2024. The gross profit margin was 81.9% in 2025, compared to 80.5% in 2024. The increase in gross margin was primarily driven by operating leverage within our platform and service infrastructure, partially offset by increased third-party data costs associated with higher transaction volumes.

Expenses

Total selling, general and administrative expenses for 2025 amounted to $112,654,515, up from $70,842,183 in 2024. This increase is linked to higher distribution partner commission expenses and referral share payments associated with the continued growth of our Distribution Partner channel, as well as higher general and administrative expenses including $8,892,319 in non-cash stock-based compensation.

Net Income (loss)

Net income (loss) for 2025 was ($6,683,922), compared to net income (loss) of $1,576,727 in 2024. The net income (loss) reflects the significant increase in selling, general and administrative expenses—including $8,892,319 in non-cash stock-based compensation—which exceeded the strong growth in gross profit. Net income (loss) available to common shareholders was ($17,583,922), including a $10,900,000 deemed dividend related to the sale of ConsumerDirect One, Inc. to a related party.

Historical Results and Cash Flows

The Company is currently in a mature growth and revenue-generating stage. We are of the opinion that historical revenue and cash flows may be indicative of the revenue and cash flows expected for the future because they demonstrate a consistent ability to generate positive income from operations. Past cash was primarily generated through sales, as evidenced by a substantial portion of revenue coming from retail end user transactions. Our goal is to further diversify revenue streams and enhance operational efficiency to sustain and build upon this positive cash flow trend.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $4,794,497.

We believe that our existing cash, cash flows from operations and available financing arrangements will provide sufficient liquidity to support our operations and planned investments for the foreseeable future.

Debt

The Company has a line of credit and term loan with JPM. As of December 31, 2025, $5.0 million and $4.8 million were outstanding under the line of credit and term loan, respectively. The term loan required quarterly principal and interest payments, with a maturity date of June 6, 2026.

Borrowings under the line of credit increased in the course of 2025 primarily to support working capital requirements associated with revenue growth and to fund technology investments. As of December 31, 2025, the Company had $0 available to borrow under the line of credit.

In addition to the revolving credit facility and term loan, the Company have equipment notes payable outstanding with JPM. and other lenders. The aggregate balance of the equipment notes payable was $1.5 million as of December 31, 2025, of which $554,000 was current and $968,000 non-current. The corresponding promissory note agreements were entered into between May 2023 and June 2025, with monthly installments, interest rates ranging between 6.33% and 10.87% per annum, and terms ranging between 36 and 60 months.

Subsequent Events

In February 2026, subsequent to the year ended December 31, 2025, the Company entered into a confidential legal settlement relating to a commercial dispute. Under the terms of the settlement, the Company is required to make monthly payments of $75,000 over a period of 48 months, commencing in March 2026. The total settlement amount is $3.6 million. Due to the confidential nature of the agreement, certain details have not been disclosed; however, management does not expect this matter to have a material adverse impact on the Company's financial condition, results of operations or liquidity.

On February 9, 2026, the Company entered into a securities purchase agreement pursuant to which it issued a secured convertible promissory note in the original principal amount of $17.3 million and a warrant to purchase shares of common stock. The note bears interest at 8.25% per annum, has a term of 18 months and does not require scheduled principal or interest payments prior to maturity unless earlier converted. The note is convertible into shares of common stock following the Company's listing on Nasdaq at a conversion price equal to 85% of the Nasdaq Valuation Price, subject to the terms and conditions of the agreement. The Company used a portion of the proceeds to repay outstanding indebtedness under the Credit Agreement. Approximately $5.0 million of the remaining proceeds were used in connection with a previously established related party revolving credit arrangement as further described under "Related Party Transactions" below.

On February 9, 2026, the Company also entered into an equity purchase agreement pursuant to which it may sell up to $50.0 million of common stock. The Company has the right, but not the obligation, to sell shares from time to time, subject to specified minimum and maximum draw amounts and volume limitations. The purchase price will be equal to 95% of the lowest daily volume-weighted average price of the Company's common stock over a specified period. This agreement provides the Company with additional flexibility to access capital, subject to market conditions.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David B. Coulter
David Bryan Coulter's current primary role is with the Company.
Positions and offices currently held with the Company:
- Position: Founder, Chairman of the Board, Chief Executive Officer, President, Treasurer, & Director
- Dates of Service: May 2003 - Present
- Responsibilities: Provides the strategic vision and leadership that drive the Company's mission and growth;sets overall business objectives, guides executive decision-making, and ensures the Company's long-term success is in alignment with its core values and market opportunities.

Other business experience in the past three years:

- Title: Board Member, Emerson Maintenance Association
- Dates of Service: November 2023 – October 2024

- Responsibilities: Served on the board of directors for the Homeowners Association where he resides. It was a non-compensated position.

Name: Gary Lu, CPA

Gary Lu's current primary role is with the Company.

Positions and offices currently held with the Company:

- Position: Chief Financial Officer
- Dates of Service: April 2026 – Present
- Responsibilities: Oversees the Company's finance function, accounting, SEC reporting, planning, risk management, investor relations, treasury and capital markets activities.

Other business experience in the past three years:

- Title: Chief Financial Officer, Biomerica, Inc. (Nasdaq: BMRA), a medical diagnostics company, where he led finance, accounting, SEC reporting, investor relations, treasury and capital markets activities.
- Title: Controller and Vice President of Finance at Happy Money, a consumer financial technology company.

Name: Steffani Stevens

Steffani Stevens' current primary role is with the Company.

Positions and offices currently held with the Company:

- Position: Senior Vice President, General Counsel and Secretary
- Dates of Service: August 2025 – Present
- Responsibilities: Oversees the Company's legal function, board and corporate governance, SEC reporting, and risk management activities.

Other business experience in the past three years:

- Title: Chief Operating Officer and General Counsel, Giocare Laboratorio, Inc., a start up bio-technology consumer product company, where she advised on fundraising, operations, manufacturing, product development, and legal functions (corporate, business, regulatory and intellectual property).

Name: Steve R. Reger

Steve R. Reger's current primary role is with the Company.

Positions and offices currently held with the Company:

- Position: Chief Sales Officer
- Dates of Service: January 2019 – Present
- Responsibilities: Leads all Distribution Partner sales efforts, driving revenue growth through strategic partnerships and market expansion. This role oversees sales

operations, builds key client relationships, and ensures the execution of effective sales strategies to maximize business opportunities.

Name: Chris Peery

Chris Peery's current primary role is with the Company.
Positions and offices currently held with the Company:

- Positions and Dates of Service: Chief Technology Officer (January 2005 to March 2025) & Chief Revenue Officer (April 2025 to Present)
- Responsibilities: Shapes the Company's brand strategy, analyzing market trends, and executing marketing initiatives to drive customer engagement and revenue growth.

Name: Mee Jee Pineda
Mee Jee Pineda's current primary role is with the Company.
Positions and offices currently held with the Company:

- Position: Chief Operating Officer
- Dates of Service: March 2007 – Present
- Responsibilities: Oversees the project management, compliance, and support teams, ensuring operational efficiency and alignment with the company's strategic goals. Responsible for driving process improvements, maintaining regulatory compliance, and optimizing cross-functional collaboration to support business growth and performance.

Other business experience in the past three years:

- Employer: Camada Corp
- Title: President
- Dates of Service: October 2014 - Present
- Responsibilities: Manages operations of the company

Name: Jimena Cortes
Jimena Cortes's current primary role is with the Company. Positions and offices currently held with the Company:

- Position: Board Member, VP of Product Partnerships
- Dates of Service: May 2016 – Present
- Responsibilities: Drives strategic collaborations to expand the Company's product offerings and market reach. Responsible for identifying, developing and managing key partnerships that enhance product innovation and business growth. Serves on the Board of Directors.

Name: Rachelle Alexander
Rachelle Alexander's current primary role is with the Company. Positions and offices currently held with the Company:

- Position: Board Member, SVP of Support
- Dates of Service: January 2004 – Present
- Responsibilities: Leads the strategy and operations for delivering exceptional customer support and engagement. Ensures service excellence, drives customer satisfaction, and implements initiatives to enhance the overall customer experience and retention.

Other business experience in the past three years:
- Employer: The Tabitha Outreach Foundation
- Title: Board Member
- Dates of Service: April 2023 – Present
- Responsibilities: Sits on the board of a charity foundation to help make decisions to best service a school in Kenya.

Name: Eric L. Taylor
Positions and offices currently held with the Company:
- Position: Board Member
- Dates of Service: June 2008 – Present
- Responsibilities: Board Member

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our capital stock as of December 31, 2025, by each person whom we know owned, beneficially, more than 20% of the outstanding voting equity securities, calculated on the basis of voting power. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares beneficially owned.

- Stockholder Name: The DB7C-2002 Trust - David B. Coulter Trustee - Sole Settlor
    - 779,983,265 shares of Series A-1 Preferred Stock
    - 183,422,774 shares of Series A Voting Common Stock
    - Combined Voting Power: 96.55%

RELATED PARTY TRANSACTIONS

Executive Note and Divestiture

We entered into a revolving promissory note dated October 28, 2020, as amended on June 27, 2022 (the "Executive Note"), with Mr. Coulter, our Chair of the Board, Chief Executive Officer, President and Treasurer, pursuant to which we are able to make cash advances to Mr. Coulter through October 2026, in amounts not to exceed 10% of our uncollateralized cash at the time of any advance request. Mr. Coulter is limited to one advance request a month. The Executive Note automatically renewed for an additional one-year period in October 2025.

Advances under the Executive Note bear interest at the applicable monthly Applicable Federal Rate published by the Internal Revenue Service at the date of the advance ranging from 0.39% to 4.92% on advances made through September 30, 2025. Interest only payments are due on a monthly basis, with the unpaid principal balance due five years from the date of the advance. In years where interest was not paid, unpaid interest in the respective year became a portion of the principal outstanding for that year.

During the years ended December 31, 2025, and 2024, Mr. Coulter received advances of $5.1 million and $0, respectively, and repaid $0, and $2.0 million, respectively. As of December 31, 2025, the outstanding balance under the Executive Note was $1.28 million.

In connection with our preparation to become subject to Section 402 of the Sarbanes-Oxley Act of 2002, which prohibits public companies from directly or indirectly extending or maintaining personal loans to executive officers and directors, we undertook a restructuring of the Executive Note arrangement.

On December 31, 2025, we entered into an Assignment and Assumption Agreement with each of ConsumerDirect One, Inc. ("ConsumerDirect One") and ConsumerDirect Two, Inc. ("ConsumerDirect Two"), each a wholly owned subsidiary of the Company, pursuant to which we assigned all of our rights, title, and interest in and to $11.0 million under the Executive Note to ConsumerDirect One and all of our rights, title and interest in and to the balance of the Executive Note owed by Mr. Coulter, including any additional amounts incurred from and after December 31, 2025 through immediately prior to effectiveness of this registration statement, to ConsumerDirect Two.

Also on December 31, 2025, we sold all of the issued and outstanding shares of ConsumerDirect One for an aggregate purchase price of $0.1 million and agreed to sell all of the issued and outstanding shares of ConsumerDirect Two for an aggregate purchase price of $0.1 million to an irrevocable trust of which Mr. Coulter is the settlor and Ms. Alexander is the trustee and executor. The sale of ConsumerDirect Two will become effective immediately prior to the effectiveness of our direct listing registration statement.

Prior to the effectiveness of this registration statement, any additional advances under the Executive Note will be made by ConsumerDirect Two. Following the effectiveness of direct listing registration statement, we will no longer be party to, or have any obligations under, the Executive Note.

Executive Loan

Between December 2023 and December 2025, we made cash advances for the benefit of Mr. Reger, our Chief Sales Officer, of $9,000 per month (the "Loan"). As of December 31, 2025, the outstanding amount of the Loan was $225,000. In order to comply with Section 402 of the Sarbanes-Oxley Act, the Loan will be repaid in full prior to the effectiveness of this registration statement.

Corporate Credit Card Program

We maintain one or more corporate credit card accounts, with credit limits exceeding $10 million in the aggregate, that are personally guaranteed by Mr. Coulter, our Chair of the Board, Chief Executive Officer, President and Treasurer. As consideration for the personal financial liability associated with the guarantee, the Board approved a policy granting Mr. Coulter the right to retain all credit card points, rewards, and ancillary benefits associated with such corporate credit card usage. These credit card programs typically offer cash-back features ranging between 2-2.5% on all transactions. During the years ended December 31, 2025 and 2024, Mr. Coulter received approximately $1.52 million and $1.21 million, respectively, in cash back and rewards.

The Board determined that the personal guarantee provided a material benefit to the Company by enhancing credit capacity and operational flexibility, and that permitting retention of rewards was reasonable consideration for the financial exposure associated with the guarantee.

Employment Arrangements

From time to time, we may employ related persons and other family members of our officers and directors. During the years ended December 31, 2024 and 2025, we employed Rachelle Alexander, sister of Mr. Coulter, our Chair of the Board, Chief Executive Officer, President and Treasurer, and Josh Berman and Ryan Fleming, both of whom are brothers-in-law of Chris Peery, our Chief Revenue Officer. Ms. Alexander serves as a director and as Senior Vice President of Support Services, Mr. Berman serves as Senior CRM Manger and Mr. Fleming serves as Vice President of Sales - Business Development. For their services to the Company, we paid (i) Ms. Alexander $168,740 and $177,770 during the years ended December 31, 2024 and 2025, respectively, or $346,510 in aggregate; (ii) Mr. Berman $86,244 and $108,361 during the years ended December 31, 2024 and 2025, respectively, or $194,605 in aggregate; and (iii) Mr. Fleming $166,289 and $241,810 during the years ended December 31, 2024 and 2025, respectively, or $408,099 in aggregate.

OUR SECURITIES

Capital Structure; Rights of the Securities

The Company has authorized Series A-1 Preferred Stock, Series A Voting Common Stock, and Series B Non-Voting Common Stock.

Series A-1 Preferred Stock

The amount of authorized Series A-1 Preferred Stock is 1,000,000,000 shares, with a total of 779,983,265 shares outstanding as of December 31, 2025.

Voting Rights
Series A-1 Shares have 5x voting rights per share.

Material Rights
Shares of Series A-1 Preferred Stock have a liquidation preference equal to $0.00603 per share, subject to adjustment as set forth in the Company's Articles of Incorporation. The Series A-1 Preferred Stock also have five (5) votes per share and vote together with the Series A Voting Common Stock as a single class on an as-converted basis. At any time when any shares of Series A-1 Preferred Stock are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, amend, alter, change or repeal any provision of the Articles of Incorporation of the Company in a manner that adversely affects the powers, preferences, rights or privileges or restrictions of the Series A-1 Preferred Stock,

without (in addition to any other vote required by law or the Articles of Incorporation) the written consent or affirmative vote of the holders of at least sixty-six and two-thirds percent (66.67%) of the then-outstanding shares of Series A-1 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

Series A Voting Common Stock

The amount of authorized Series A Voting Common Stock is 2,000,000,000 shares, with a total of 329,228,907 shares outstanding as of December 31, 2025.

Voting Rights
Except as otherwise required by law or the Company's Articles of Incorporation, the holders of the Series A Voting Common Stock possess exclusively all voting rights and power with reference to corporate affairs, and each holder of Series A Voting Common Stock has one vote in respect of each share of Series A Voting Common Stock held by such holder of record on the books of the Company for the election of directors and on all matters submitted to a vote of shareholders of the Company.

Material Rights
The Series A Voting Common Stock and the Series B Non-Voting Common Stock have identical rights other than with respect to voting rights, and for all other purposes, the Series A Voting Common Stock and the Series B Non-Voting Common Stock together constitute a single class of shares of the capital stock of the Company. Except as otherwise required by law or in the Company's Articles of Incorporation, the holders of the Series A Voting Common Stock possess exclusively all voting rights and power with reference to corporate affairs, and each holder of Series A Voting Common Stock has one vote in respect of each share of Series A Voting Common Stock held by such holder of record on the books of the Company for the election of directors and on all matters submitted to a vote of shareholders of the Company.

Series B Non-Voting Common Stock

The amount of authorized Series B Non-Voting Common Stock is 2,000,000,000 shares, with a total of 5,853,253 outstanding as of December 31, 2025.

Voting Rights
There are no voting rights associated with Series B Non-Voting Common Stock except as required by applicable law and not capable of waiver.

Material Rights
The Series A Voting Common Stock and the Series B Non-Voting Common Stock have identical rights other than with respect to voting rights, and for all other purposes, the Series A Voting Common Stock and the Series B Non-Voting Common Stock together constitute a single class of shares of the capital stock of the Company. Except as otherwise required by law, shares of Series B Non-Voting Common Stock are non-voting and are not entitled to vote on any matters submitted to a vote of shareholders of the Company. Notwithstanding the foregoing, for so long as any shares of Series B Non-Voting Common Stock are outstanding, the Company shall not,

without the affirmative vote or written consent of a majority of the outstanding shares of Series B Non-Voting Common Stock, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) the Company's Articles of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Series A Voting Common Stock) the preferences, rights or powers of the Series B Non-Voting Common Stock.

Equity Unit Incentive Plan

In May 2025, the Company's Board of Directors approved the 2025 Omnibus Equity Incentive Compensation Plan (the "Plan"), which authorized 215.0 million shares of Series A and 105.0 million shares of Series B for issuance under the Plan. During 2025, the Company granted 215,000,000 Series A Voting Common Stock options and 66,463,000 Series B Non-Voting Common Stock options. As of December 31, 2025, there were approximately 40.1 million shares available for future grants, and 279,892,500 stock options were outstanding with a weighted-average exercise price of $0.05 per share and a weighted-average remaining contractual life of 9.35 years.

Subsequent to December 31, 2025, the Company issued options to purchase 21,025,000 shares of Series B Non-Voting Common Stock.

Warrants

As of December 31, 2025, the Company had outstanding warrants allowing holders to purchase up to 75,000,000 shares of the Company's Series A Voting Common Stock (reduced from 77,850,000 at December 31, 2024 following the exercise of 2,850,000 warrants during 2025). The outstanding warrants have an exercise price of $0.0001 per share and a weighted-average remaining contractual life of 5.50 years.

What It Means to be a Minority Holder

Holders of Series B Non-Voting Common Stock of the Company have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, holders of Series B Non-Voting Common Stock may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. An investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that an investor owns will go down, even if the value of the Company may go up (or down). If the value increases but there is a dilutive event, an investor would own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), new equity compensation grants, employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, typically preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

Transferability of Securities

For one year, the securities can only be resold:

- As part of an offering registered with the SEC (such as an IPO or DPO);
- To the Company;
- To an accredited investor; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.


RISK FACTORS


The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its industry, and all companies in the economy generally, are exposed to. These include, without limitation, risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C-AR. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our Business Projections Are Only Projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its products or services, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any Valuation Is Difficult to Assess

Any valuation for a prior offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and investors may risk overpaying for their investment.

The Transferability of the Securities Is Limited

With respect to any investment in a Regulation CF offering, investors must be prepared to hold the investment for several years or longer. For the 12 months following an investment in a Regulation CF offering, there will be restrictions on the securities purchased. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if an investor decides to sell these securities in the future, they may not be able to find, or may have difficulty finding, a buyer, and they may have to locate an interested buyer when they do seek to resell their investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in investors losing money on an investment in the Company.

Investments Could be Illiquid for a Long Time

With respect to any investment in a Regulation CF offering, investors must be prepared to hold the investment for several years or longer. For the 12 months following an investment, there will be restrictions on how an investor can resell the securities received. More importantly, there are limited established markets for these securities. As a result, if an investor decides to sell these securities in the future, they may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in investors losing money on an investment in the Company.

The Company May Undergo a Future Change that Could Affect an Investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes which may result in adverse effects on any investment in the Company. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Investor Information Rights are Limited with Limited Post-Closing Disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in an offering. This may be limited information about our business plan and operations because in some categories the Company may not have fully developed certain operations or a long history of providing more disclosures. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Terms of Subsequent Financings May Adversely Impact an Investment in the Company.

We may engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of an investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of additional securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of an existing investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

The Use of Proceeds described in the Company's Form C was an estimate based on the Company's then-current business plan. The Company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and the Company will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance or future plans are hypothetical and are based on management's best estimate of the probable results of the Company's operations and may not have been reviewed by the Company's independent accountants.

These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing New Products and Technologies Entails Significant Risks and Uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. If we develop any new products or services, delays or cost overruns in the development of a service and failure of a product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

Investors in the Company's Regulation CF offering have no rights to vote on how the Company will be run and are trusting in Management's discretion in making good business decisions that will grow the value of the Company.

Furthermore, in the event of a liquidation of our company, investors will only be paid out if there is any cash remaining after all of the creditors and preferred shareholders of our Company have been paid out.

Our New Products Could Fail to Achieve the Sales Projections We Expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, any new products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of an investment in the Company.

We Face Significant Market Competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition

The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our Trademarks, Copyrights and Other Intellectual Property Could be Unenforceable or Ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The Cost of Enforcing Our Trademarks and Copyrights Could Prevent Us from Enforcing Them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, an investment in the Company could be significantly and adversely affected.

The Loss of One or More of Our Key Personnel, or Our Failure to Attract and Retain Other Highly Qualified Personnel in the Future, Could Harm Our Business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees.

Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of an investment in the Company. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of an investment in the Company.

We Rely on Third Parties to Provide Services Essential to the Success of Our Business

Our business relies on a variety of third-party vendors and service providers, including but not limited to data providers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, an investment in the Company could be adversely impacted by our reliance on these third-party vendors and service providers.

We Generate a Significant Amount of Revenue from a Major Partner. A Reduction in Demand from, or a Material Adverse Development in Our Relationship with, Any Significant Partners May Harm Our Business, Financial Condition, Results of Operations, or Prospects

In 2024 and 2025, we had a single partner representing 10% or more of our total revenue. In February 2026, we terminated our agreement with our largest partner, are currently in the process of unwinding that relationship and are in active litigation with such partner. Our dependence on major partners subjects us to a number of risks. Any negative changes in demand from these partners or their ability or willingness to perform under their contracts with us or to continue doing business with us after the term of their present contract(s) ends, would harm our business or financial condition, results of operations, and prospects.

Additionally, we have several partners through whose networks we obtain other partners. If we were to experience any material adverse developments with or lose these network partners, it is possible that we could lose the other partners that we obtained through them, which would harm our business or financial condition, results of operations, and prospects.

The Company is Vulnerable to Hackers and Cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber- attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of an investment in the Company.

Economic and Market Conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force Majeure Events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse Publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Market Volatility

The market for our service may be subject to rapid changes and unpredictable trends, affecting demand and sales.

Market Size and Growth

The size and growth of the market may not be as expected, impacting the Company's ability to capture market share and generate revenue.

Supply Chain Disruptions

Dependence on specific suppliers or manufacturers may expose the company to risks associated with disruptions in the supply chain.

Technology Dependence

Reliance on specific technologies that may become obsolete, or face issues could impact operations and competitiveness.

Regulatory Changes

Changes in regulations or failure to comply with existing regulations may lead to legal challenges, fines, or business interruptions.

Data Breach Risks

Potential breaches in data security leading to the compromise of sensitive information could harm the Company's reputation and operations.

Litigation

On December 1, 2021, ConsumerDirect filed a lawsuit against Array US, Inc. ("Array") and Pentius LLC in the United States District Court for the Central District of California, alleging trademark infringement, unfair competition, interference with contract, and related claims, and seeking damages in excess of $7.0 million. Array asserted counterclaims against ConsumerDirect, including claims for interference with prospective economic advantage and related causes of action. Following trial, Array was awarded $1.3 million in compensatory damages. A retrial on punitive damages had been scheduled for March 2026. ConsumerDirect posted a $1.8 million bond to stay enforcement of the compensatory damages award pending appeal. On February 20, 2026, pursuant to a joint stipulation of the parties, the court vacated the $1.3 million judgment and exonerated the bond. On February 24, 2026, the parties entered into a settlement agreement and jointly stipulated to dismiss the action with prejudice as to all claims and parties, with each party bearing its own attorneys' fees and costs. On February 26, 2026, the court entered an order dismissing the action in its entirety with prejudice. Pursuant to the settlement agreement, ConsumerDirect has agreed to pay Array a total of $3.6 million in 48 equal monthly installments of $75,000, commencing March 20, 2026.

On March 24, 2026, ConsumerDirect filed a lawsuit in the Superior Court of California against MyFreeScoreNow Inc., Bruce Cornelius, and certain unnamed defendants, alleging misappropriation of trade secrets, breach of contract, breach of the implied covenant of good faith and fair dealing, intentional interference with contractual relations, and unfair business practices. The claims arise out of a prior white-label partner relationship and relate to the alleged misuse of proprietary information and the diversion of certain business relationships. ConsumerDirect is seeking monetary damages in excess of $20 million, as well as exemplary and punitive damages, injunctive relief, and recovery of attorneys' fees and related costs. This matter is in the early stages of litigation, and no assurance can be given as to its outcome.

From time to time, the Company is involved in certain legal matters or claims which arise in the normal course of operations. Management believes, based in part on the advice of legal counsel, that the resolution of such matters will not have a material adverse effect on the financial position of the Company.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2026.

ConsumerDirect, Inc.

By: /s/ David B. Coulter

Name: David B. Coulter

Title: Chair of the Board, Chief Executive Officer, President and Treasurer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following person(s) in the capacities and on the dates indicated.

By: /s/ David B. Coulter

Name: David B. Coulter

Title: Chair of the Board, Chief Executive Officer, President and Treasurer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following person(s) in the capacities and on the dates indicated.

By: /s/ Gary Lu

Name: Gary Lu

Title: Chief Financial Officer

Date: April 30, 2026

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following person(s) in the capacities and on the dates indicated.

By: /s/ Rachelle Alexander

Name: Rachelle Alexander

Title: Director and Senior Vice President of Support Services

Date: April 30, 2026

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following person(s) in the capacities and on the dates indicated.

By: /s/ Jimena Cortes

Name: Jimena Cortes

Title: Director and Vice President of Product Partnerships

Date: April 30, 2026

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following person(s) in the capacities and on the dates indicated.

By: /s/ Eric Taylor

Name: Eric Taylor

Title: Director

Date: April 30, 2026

EXHIBIT A

FINANCIAL STATEMENTS

TABLE OF CONTENTS

FINANCIAL INFORMATION	
Financial Statements	



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of ConsumerDirect, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ConsumerDirect, Inc. (the Company) as of December 31, 2025 and 2024 and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related consolidated notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its consolidated operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Other Assets

As discussed in Note 2 and 13 to the consolidated financial statements, the Company has capitalized software development costs in accordance with ASC 350-40.

Auditing management's calculation of the fair value of capitalized software can be a significant judgment given the fact that the Company uses management estimates on various inputs to the calculation.

To evaluate the appropriateness of the fair value determined by management, we examined and evaluated the inputs management used in calculating the fair value of the capitalized software. We also explained the useful lives associated with the software. We considered the current cash flows of the software as well as the Company's historical trends.

/s/ M&K CPAS, PLLC

We have served as the Company's auditor since 2025

The Woodlands, TX
March 20, 2026

CONSUMERDIRECT, INC.
CONSOLIDATED BALANCE SHEETS

		December 31, 2025		December 31, 2024
ASSETS				
Current assets				
Cash and restricted cash	$	4,794,497	$	4,540,908
Accounts receivable, net (Note 5)		1,309,967		1,462,594
Other receivables		87,272		370,326
Income taxes receivable		152,000		112,153
Inventories		457,562		502,381
Prepaid expenses and other current assets		2,222,949		1,135,025
Total current assets		9,024,247		8,123,387
Property and equipment, net (Note 6)		3,934,541		3,211,883
Capitalized software, net (Note 13)		16,514,370		17,037,461
Patents, trademarks, and domains, net (Note 14)		656,266		664,896
Right-of-use assets (Note 16)		11,112,854		-
Accounts receivable long term, net (Note 5)		183,941		236,080
Deferred tax asset		4,062,679		389,633
Other assets		248,589		153,183
Total assets	$	45,737,487	$	29,816,523
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities				
Accounts payable	$	19,209,752	$	14,860,449
Accrued expenses		125,489		40,961
Deferred revenue (Note 3)		2,647,099		2,169,247
Current portion of term loan payable (Note 9)		-		1,593,750
Current portion of equipment notes payable (Note 10)		553,671		405,473
Current portion of operating lease liabilities (Note 16)		670,032		-
Accrued contingent liability (Note 17)		551,830		-
Total current liabilities		23,757,873		19,069,880
Line of credit (Note 8)		5,000,000		4,161,320
Term loan payable, less current maturities (Note 9)		4,781,250		5,312,500
Equipment notes payable, less current maturities (Note 10)		967,865		929,816
Accrued contingent liability (Note 17)		2,490,976		1,300,000
Other liabilities		26,243		37,833
Operating lease liabilities, net of current portion (Note 16)		11,934,904		-
Total liabilities		48,959,111		30,811,349
Stockholders' deficit				
Preferred stock: Series A-1, $0.001 par value, 779,983,265 shares authorized, and 779,983,265 and 779,983,265 shares issued and outstanding, with a liquidation preference of $4,703,299 and $4,703,299 as of December 31, 2025, and December 31, 2024, respectively (Note 11)		779,983		779,983
Common stock, Series A, $0.001 par value, 2,000,000,000 shares authorized, and 329,228,907, and 311,378,639 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively (Note 11)		329,209		311,359
Common stock, Series B, $0.001 par value, 2,000,000,000 shares authorized, and 5,853,253, and 4,995,127 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively (Note 11)		5,854		4,995
Additional paid-in capital (Note 11)		1,622,421		2,895,089
Receivable from shareholder (Note 7)		(1,277,990)		(6,989,073)
Retained earnings (accumulated deficit)		(4,681,101)		2,002,821
Total stockholders' deficit		(3,221,624)		(994,826)
Total liabilities and stockholders' deficit	$	45,737,487	$	29,816,523

See accompanying notes to the financial statements.

CONSUMERDIRECT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

		December 31, 2025		December 31, 2024
Revenue, net (Note 3)	$	128,625,869	$	93,371,218
Cost of revenues (Note 2)		23,260,183		18,247,290
Gross profit		105,365,686		75,123,928
Selling, general and administrative expenses				
Marketing costs and referral share (Note 2)		78,420,697		53,016,293
General and administrative expenses (Note 2)		34,233,818		17,825,890
Total selling, general and administrative expenses		112,654,515		70,842,183
Income (loss) from operations		(7,288,829)		4,281,745
Financial income (expense)				
Interest and finance expense		(3,338,551)		(2,986,716)
Interest income		220,959		186,570
Other income		22,389		15,576
Gain on modification of lease (Note 16)		-		228,856
Total financial (expense)		(3,095,203)		(2,555,714)
Income (loss) before income taxes		(10,384,032)		1,726,031
Provision for (benefit from) Income tax		(3,700,110)		149,304
Net income (loss)	$	(6,683,922)	$	1,576,727
Deemed Dividend	$	(10,900,000)	$	-
Net income (loss) available to common shareholder	$	(17,583,922)	$	1,576,727
Earnings (loss) per common share:				
Basic	$	(0.053)	$	0.005
Diluted	$	(0.053)	$	0.001
Weighted-average shares outstanding:				
Basic		333,261,848		315,598,523
Diluted		1,451,874,213		1,173,431,788

See accompanying notes to the financial statements.

CONSUMERDIRECT, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

	Preferred Stock: Series A-1		Common Stock: Series A		Common Stock: Series B					
	Shares Issued and Outstanding	Amount	Shares Issued and Outstanding	Amount	Shares Issued and Outstanding	Amount	Additional Paid-in Capital	Receivable From Stockholder	Retained Earnings (Accumulated Deficit)	Stockholders' (Deficit)
Balance – December 31, 2023	**779,983,265**	**$779,983**	**311,311,972**	**$311,292**	**-**	**$ -**	**$ 2,426,315**	**$ (9,020,943)**	**$ 426,094**	**$ (5,077,259)**
Issuance of Common stock: Series A for services			66,667	67			3,266			3,333
Issuance of Common stock: Series B for cash					4,995,127	4,995	465,508			470,503
Receivable from stockholder	-	-	-	-	-	-	-	2,031,870	-	2,031,870
Net Income	-	-	-	-	-	-	-	-	1,576,727	1,576,727
Balance – December 31, 2024	**779,983,265**	**$779,983**	**311,378,639**	**$311,359**	**4,995,127**	**$ 4,995**	**$ 2,895,089**	**$ (6,989,073)**	**$ 2,002,821**	**$ (994,826)**
Issuance of Common stock: Series A for exercise of warrants			2,850,000	2,850						2,850
Issuance of Common stock: Series B for cash					858,126	859				859
Issuance of Common stock: Series A for services			15,000,268	15,000			735,013			750,013
Stock-based compensation							8,892,319			8,892,319
Receivable from stockholder								5,711,083		5,711,083
Deemed dividend							(10,900,000)			(10,900,000)
Net Income	-	-	-	-	-	-	-	-	(6,683,922)	(6,683,922)
Balance – December 31, 2025	**779,983,265**	**$779,983**	**329,228,907**	**$329,209**	**5,853,253**	**$ 5,854**	**$ 1,622,421**	**$ (1,277,990)**	**$ (4,681,101)**	**$ (3,221,624)**

See accompanying notes to the financial statements.

CONSUMERDIRECT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		December 31, 2025		December 31, 2024
Cash flows from operating activities				
Net income (loss)	$	(6,683,922)	$	1,576,727
Adjustments to reconcile net income (loss) to net cash provided by operating activities				
Depreciation and amortization		6,686,335		5,579,217
Deferred taxes		(3,673,046)		120,604
Amortization of right of use assets		1,697,135		-
Loss on disposal of property and equipment		(122,758)		-
Interest earned but not received		(205,186)		
Noncash gain on modification of lease		-		(228,856)
Stock-based compensation		8,892,319		-
Series A Voting Common Stock issued for services		-		3,333
Changes in operating assets and liabilities				
Accounts receivable		40,324		141,916
Allowance for credit loss		164,442		192,331
Other receivables		243,207		(264,593)
Inventories		44,819		6,550
Lease receivable		-		62,189
Prepaid expenses and other current assets		(337,909)		(87,141)
Deposits		(95,406)		130,955
Accounts payable		4,349,303		2,999,150
Accrued expenses		84,527		(120,748)
Income taxes payable		-		(112,153)
Lease liability		(205,053)		-
Deferred revenue		477,852		359,680
Acrued contingent liability		1,742,806		-
Other liabilities		26,243		-
Net cash provided by operating activities		13,126,032		10,359,161
Cash flows from investing activities				
Proceeds from sale of subsidiary		100,000		-
Purchase of property and equipment		(756,945)		(1,434,684)
Capitalized software		(5,429,225)		(5,697,940)
Net cash used in investing activities		(6,086,170)		(7,132,624)
Cash flows from financing activities				
Advances from line of credit		985,000		-
Repayments on line of credit		-		(1,166,262)
Proceeds from issuance of notes payable		-		-
Principal payments on note payable		(2,125,000)		(1,593,750)
Proceeds from sale of common stock, net of offering costs		859		470,503
Liability to future shareholders		(37,833)		(139,616)
Principal payments on equipment notes payable		(528,418)		(58,576)
Disbursements on receivable from shareholder		-		2,031,870
Advances to shareholder		(5,083,731)		-
Exercise of warrant to common stock for cash		2,850		-
Net cash flows used in financing activities		(6,786,273)		(455,831)
Net change in cash and cash equivalents		253,589		2,770,706
Cash and restricted cash, beginning of year		4,540,908		1,770,202
Cash and restricted cash, end of year	$	4,794,497	$	4,540,908
Supplemental disclosures				
Cash paid during the years ended for:				
Taxes	$	12,800	$	80,570
Interest	$	3,396,094	$	1,198,129
Supplemental disclosures of noncash operating and financing activities				
Line of credit converted to note payable	$	-	$	8,500,000
Fair value of Series A Common stock issued as prepaid IPO costs	$	743,347	$	-
Fair value of Series A Common stock issued for services	$	6,666	$	-
ROU asset - recognized on new operating lease	$	11,826,696	$	-
Lease liability - recognized on new operating lease	$	11,826,696	$	-
Equipment acquired through notes payable	$	568,344	$	1,135,627

See accompanying notes to the financial statements.

1. **Business Activity**

   ConsumerDirect, Inc. ("ConsumerDirect" or "the Company") was incorporated in the state of Nevada on August 6, 2003. The Company is headquartered in Irvine, California and is engaged in building unique and patented technologies for the consumer credit, money and privacy space. It also offers credit monitoring services and some consumer lending products. Revenues are primarily derived from direct 1:1 consumer subscriptions and partner-to-consumer distribution relationships, with performance influenced by consumer engagement and financial activity. Its technology and analytics are enhanced with the Company's artificial intelligence engine called MaxAI.

   In 2025, the Company incorporated two wholly owned subsidiaries, ConsumerDirect One, Inc. and ConsumerDirect Two, Inc. On December 31, 2025, the Company sold its interest in ConsumerDirect One, Inc. to a related party.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The accompanying consolidated financial statements reflect the operating results and financial position of ConsumerDirect, Inc. and its wholly owned subsidiaries in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All intercompany amounts have been eliminated in consolidation.

   Reclassifications

   Certain reclassifications of amounts previously reported have been made to the accompanying financial statements to maintain consistency between periods presented. The reclassifications had no impact on previously reported equity and no effect on net income or earnings per common share.

   Use of Estimates

   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. The Company regularly evaluates its estimates, including those related to allowance for credit losses, useful lives of long-lived assets and intangible assets, contingent liabilities, revenue recognition, valuation of common stock, stock-based compensation, and income and non-income taxes, among others. Actual results could differ materially from these estimates.

   Segments

   Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM"), or decision group, in deciding how to allocate resources and assessing performance. The Company's chief operating decision maker is the Company's Chief Executive Officer ("CEO"). The Company's CEO reviews financial information as presented and makes decisions and allocates resources based on the Company as a whole. The Company has two operating and reportable segments; Direct to Consumer ("DTC") and Business to Business to Consumer ("Distribution Partner"). The Company also reports expenses for Corporate, which provides support services to each segment. Details of segment results are discussed in Note 16 "Reportable Segments."

   Restricted Cash

   Amounts included in restricted cash represent those required to be set aside related to the surety bond (Note 17). As of December 31, 2025 and 2024, $300,000, and $300,000, respectively was held in escrow, and was released subsequent to year end.

The Company presents changes in restricted cash in the consolidated statement of cash flows.

	December 31, 2025		December 31, 2024	
Cash	$	4,494,497	$	4,240,908
Restricted cash		300,000		300,000
Total cash and restricted cash	$	4,794,497	$	4,540,908

Accounts Receivable, Net

The Company provides its services to platform end users and business service customers throughout the United States. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history, the customer's current credit worthiness and various other factors. The Company continuously monitors collections and payments from its customers.

Accounts receivable, where collections are based on the customer's cash flows from users of the platform and timing of collections is indeterminable, have been classified as long term.

The Company's trade accounts receivable are recorded at net realizable value, which includes an allowance for estimated credit losses. Under the guidance found in Accounting Standards Codification ("ASC") Topic 326, the "expected credit loss" model replaces the previous incurred loss model and requires consideration of a broader range of information to estimate expected credit losses over the lives of the Company's trade accounts receivable.

The Company maintains an allowance for credit losses related to its trade accounts receivable for future expected credit losses resulting from the inability of its customers to make required payments. The Company estimates the allowance based upon historical bad debts, current customer receivable balances and the customer's financial condition. The allowance is adjusted to reflect differences in current conditions as well as changes in forecasted macroeconomic conditions. The Company's estimate of credit losses includes expected current and future economic and market conditions. The Company does not charge interest on delinquent accounts receivable.

The following provides a reconciliation of the activity in the Allowance for Credit Losses and Customer Allowances:

	December 31, 2025		December 31, 2024	
Opening balance	$	441,118	$	223,459
Net Provision adjustment		164,442		704,347
Write offs, net of recoveries		(109,653)		(486,688)
Ending Balance	$	495,907	$	441,118

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation. The Company provides for depreciation and amortization, using the straight-line method over the estimated useful lives of the various classes of property, as follows:

Computer equipment	3-10 years
Furniture and fixtures	5-10 years
Leasehold improvements	Lesser of useful life or term of lease

Capitalized Software

The Company capitalizes costs to develop software for internal use incurred during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Once an application has reached the development stage, qualifying internal and external costs are capitalized until the application is substantially complete and ready for its intended use. Capitalized qualifying costs are amortized on a straight-line basis when the software is ready for its intended use over an estimated useful life, which is generally five years.

Patents, Trademarks and Domains

The Company accounts for patents, trademarks and domains as follows:

Expenses incurred to obtain new patents, trademarks and internet domains are capitalized. Once they are granted, the patents are amortized using the straight-line method over the estimated useful life of 10 years.

Trademarks and internet domains that have been classified as indefinite are tested annually for impairment. The Company evaluates a number of factors to determine whether an indefinite life is appropriate, including the competitive environment, market share, brand history, underlying product life cycles, operating plans and the macroeconomic environment in which the intangible assets are utilized. In addition, when certain events or changes in operating conditions occur, an additional impairment assessment is performed, and indefinite-lived assets may be adjusted to a determinable life.

In the event that patents and trademarks are not granted, the capitalized amount is expensed.

Impairment of Long-Lived Assets, Capitalized Software, Patents, Trademarks and Domains

The Company tests indefinite-lived intangible assets, consisting of trademarks and internet domains, for impairment at year end, or whenever events or circumstances indicate that it is more-likely-than-not that their carrying amounts exceed their fair values. In performing the impairment tests, the Company has the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for indefinite-lived intangible asset impairment. If the Company decides not to perform a qualitative assessment, or if the qualitative assessment indicates that it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying value, the Company performs a quantitative assessment. If the carrying amount of an asset exceeds its fair value, an impairment loss is recognized in an amount equal to the excess of the carrying amount over the fair value.

Long-lived assets, including property and equipment, capitalized software and patents, are evaluated for impairment whenever events or changes in circumstances have indicated that an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Management determined that there were no indicators that triggered an impairment assessment of long-lived assets capitalized software, patents, trademarks, and domains that existed as of December 31, 2025 and 2024.

Cost of Revenues

Cost of revenue includes expenses related to supporting and hosting service offerings. These expenses include personnel and related expenses for the Company's customer support team, third-party service provider expenses related to information provided to consumers through the product, which are comprised mainly of costs of credit and banking data provided to customers, hosting expenses; amortization of developed technology, payment processing services, and the costs of insurance provided to customers.

Marketing Costs and Referral Share

The Company classifies marketing costs and referral share expenses as sales commission expenses paid to third parties for customer generation, and continuance, and are comprised mainly of commissions paid for referrals, and recurring referral fees paid to partners for continuing customers.

General and Administrative Expenses

The Company classifies general and administrative expenses as internal or indirect costs for revenue and administrative support for all aspects of operations, and are comprised mainly of personnel-related costs, systems support, software development costs, costs for professional and consulting services, and occupancy and facilities expenses of these functions.

Stock-Based Compensation

The Company measures compensation for all stock-based awards at fair value on the grant date and recognizes compensation expense over the service period on a straight-line basis for awards expected to vest. (See also Note 12. Stock-Based Compensation)

The fair value of stock options granted is estimated on the grant date using the Black-Scholes option pricing model. The Company uses a third-party valuation firm to assist in calculating the fair value of the Company's stock options. This valuation model requires the Company to make assumptions and judgment about the variables used in the calculation, including the volatility of the Company's common stock and assumed risk-free interest rate, expected years until liquidity, and discount for lack of marketability. The Company estimates the expected term of stock options granted based on the simplified method and estimates the volatility of its common stock on the date of grant based on the average historical stock price volatility of comparable publicly-traded companies. The simplified method calculates the expected term as the mid-point between the weighted-average time to vesting and the contractual maturity. The simplified method is used as the Company does not have sufficient historical data regarding stock option exercises. The contractual term of the Company's stock options is ten years. Forfeitures are accounted for and are recognized in calculating net expense in the period in which they occur. Stock-based compensation from vested stock options, whether forfeited or not, is not reversed.

Stock option awards generally vest on time-based vesting schedules. Stock-based compensation expense is recognized based on the value of the portion of stock-based payment awards that is ultimately expected to vest and become exercisable during the period. The Company recognizes compensation expense for all stock-based payment awards made to employees, directors, and non-employees using a straight-line method, generally over a service period of four years.

Income Taxes

The Company files returns for federal and state income taxes. Income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences and operating loss and tax credit carryforwards. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The Company's temporary differences relate primarily to property and equipment, capitalized software, patents, trademarks, domains stock compensation expense, allowance for credit loss. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some of the portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of December 31, 2025 and 2024, there was no valuation allowance against deferred tax assets.

In accordance with U.S. GAAP, the Company will recognize the impact of tax positions, potential accrued interest and penalties, in the financial statements, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. To date, the Company has not recorded any uncertain tax positions.

On July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA") was enacted in the U.S. The OBBBA includes significant tax provisions, such as accelerated cost recovery of qualified property and immediate expensing of U.S.-based research and development costs. The OBBBA has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The impact of these changes will be recognized in the period in which the legislation was enacted. The OBBBA includes a provision which allows for immediate expensing of domestic research and development costs and accelerated amortization of previously capitalized domestic research and development costs. Based on the Company's evaluation, the Company has concluded that the OBBBA has not had a material impact on its income tax provision.

Leases

Under ASC 842, the Company determines if an arrangement is a lease at contract inception, and are classified as either finance leases or operating leases with the associated right-of-use asset and lease liability measured at the net present value of future lease payments. Operating leases are included in operating lease right-of-use assets and operating lease liabilities in the balance sheets. Operating lease charges are recorded in operating expenses in the statements of income.

Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company's leases do not provide a readily determinable implicit rate, the Company calculated an incremental borrowing rate on the lease commencement date. The operating lease right-of-use asset also includes any lease payments made and excludes lease incentives. The Company does not separate lease and nonlease components for operating leases. The lease term includes options to extend or terminate when it is reasonably certain the option will be exercised. As of December 31, 2025, there were no options that were considered reasonably certain to be exercised. The Company recognizes lease expense for minimum lease payments on a straight-line basis over the lease term, while variable lease payments, such as common area maintenance, are recognized as incurred. The Company elected the practical expedient to not recognize operating lease right-of-use assets and operating lease liabilities that arise from short-term leases (i.e., leases with a term of 12 months or less).

The Company reviews operating leases for impairment on an ongoing basis. For right-of-use assets, circumstances that indicate that the carrying amount of such assets may not be fully recoverable may include the decision to leave a leased corporate office prior to the end of the minimum lease term or subleases from which estimated cash flows do not fully cover the costs of the associated lease. Impairments are recognized as a reduction of the carrying value of the right-of-use lease asset and related fixed assets. Lease impairment charges are recorded in operating expenses in the statements of operations. Management determined that no impairment of right-of-use lease assets existed as of December 31, 2025.

Earnings Per Share ("EPS")

Basic earnings per common share is calculated using the two-class method to determine income attributable to common shareholders. Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are considered participating securities under the two-class method. Income attributable to common shareholders is then divided by the weighted-average common shares outstanding for the period.

Diluted earnings per common share is calculated under the more dilutive of either the treasury method or the two-class method. For the diluted calculation, The Company increases the weighted-average number of shares of common stock outstanding by the assumed conversion of outstanding convertible preferred stock from the beginning of the year or date of issuance, if later, and the number of shares of common stock that would be issued assuming the exercise of stock options and warrants and the issuance of incentive shares using the treasury stock method. These adjustments to the weighted-average number of shares of common stock outstanding are made only when such adjustments will dilute earnings per common share. See Note 15 "Earnings Per Share" for additional information.

Recently Adopted Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, "Financial Instruments – Credit Losses (Topic 326)." In developing forecasts as part of estimating expected credit losses, the ASU allows entities to elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The Company early adopted this standard in the fourth quarter of 2025, and it did not have a material impact on the consolidated financial statements.

Recently Issued Accounting Pronouncements

The Company qualifies as an Emerging Growth Company ("EGC") as defined in Rule 12b-2 of the Securities Exchange Act of 1934. As an EGC, the Company has elected to use the extended transition period for complying with new or revised accounting standards, as permitted by Section 7(a)(2)(B) of the Securities Act of 1933. Accordingly, the Company will adopt new or revised accounting standards on the effective dates applicable to private companies.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)*, which is intended to improve the decision-usefulness of expense information on public companies' income through disaggregation of relevant expense captions in the notes to the financial statements. This ASU is effective for fiscal years beginning after December 15, 2026 and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this ASU on the financial statements and related disclosures.

In September 2025, FASB issued ASU 2025-06, *Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40),* which updates the accounting for internal-use software costs by increasing the operability of the recognition guidance considering different methods of software development. This ASU is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently assessing the impact of this standard on the consolidated financial statements.

In November 2025, FASB issued ASU 2025-09, *Derivatives and Hedging (Topic 815): Hedge Accounting Improvements,* which updates hedge accounting requirements. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently assessing the impact of this standard on the consolidated financial statements.

In December 2025, FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow Scope Improvements,* which clarifies interim disclosure requirements. This ASU is effective for interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently assessing the impact of this standard on the consolidated financial statements.

In December 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The amendments in this ASU are intended to enhance the transparency and decision usefulness of income tax disclosures, including improvements to the rate reconciliation and income taxes paid disclosures. The amendments require additional disaggregation and consistent categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction.

ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and for all other entities, including private companies, for annual periods beginning after December 15, 2025. As an EGC, the Company will adopt ASU 2023-09 for annual periods beginning after December 15, 2025. The Company is currently evaluating the impact of the adoption of ASU 2023-09 on its consolidated financial statements and related disclosures. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position, results of operations, or cash flows, but anticipates expanded disclosures related to income tax rate reconciliation and income taxes paid.

3. **Sales and Revenue Recognition**

The Company recognizes revenue, in accordance with ASC Topic 606, *Revenue Recognition*, when the revenue recognition elements have been met. Revenue recognition is determined through the following steps:

1. Identification of the contract, or contracts, with a customer

2. Identification of the performance obligations in the contract

3. Determination of the transaction price

4. Allocation of the transaction price to the performance obligations in the contract

5. Recognition of revenue when, or as, the performance obligation is satisfied.

The Company derives revenue from 4 chains of customer service:

● Consumer Service Revenue - Direct to Consumer (DTC)

● Co-branding Services

● White Label Services

● Business Direct Services

The Company excludes from revenue sales taxes and other government-assessed and imposed taxes on revenue generating activities that are invoiced to customers.

Consumer Service Revenue - Direct to Consumer (DTC)

The Company provides a monthly subscription to retail end users, either directly to the end user, or through a referral partner, where the end user is billed directly by the Company. There are instances, where the services are provided to the end user under a referral partner's name, when billing, collections and fulfillment of the services are the responsibility of the Company. Services are refundable for the first month of service, if cancelled and requested within 90 days of the first month. Reserves for future refunds were not considered significant. For the years ended December 31, 2025, and 2024, total refunds amounted to $1,097,400 and $874,722, respectively.

Each retail end user is entitled to receive a certain amount of specific reports per month. Additional reports are charged a pre-set fixed price, or stand-alone selling price (SSP). Unused services or reports are not carried forward but expire at the end of each billed month.

Other excluded reports and services are billed based on published SSP and are billed and paid when provided, which is usually instantaneous.

For each retail end user, the Company has an agreed upon terms and conditions, and receives payment at the beginning of the month, usually through payment via credit card. Payment of the monthly fee and acceptance of the terms and conditions signify an agreed upon contract and price, identifies the performance obligations in the contract and sets the transaction price. The contract is not considered enforceable until payments are received. The Company provides a stand ready obligation to provide ScoreTracker, ScoreBuilder, ScoreBoost, credit monitoring, money manager, $1MM ID fraud insurance, credit report and scores from the bureaus, access to a billing and membership call center, and the ability to run other reports at a SSP. Stand ready obligations, require the Company to maintain the availability of the goods and services during the contract period. As such, the Company expects that the customer will receive and consume benefit from the Company's promise, the nature of which is, to stand ready to provide goods or services equally throughout the contract period and recognizes revenue over time on a straight-line time-based measure of progress. The Company does not allocate consideration, to the individual performance obligations, as they all are assigned to the same period and are not separable for the purposes of the contract, thus there is no change in timing of recognition for each performance obligation. The Company tracks revenue from retail end users based on the source of referral to the Company.

The Company has evaluated the refund policy for the first month of new customers, and, as of December 31, 2025, and 2024, determined that the reserve for refunds was not considered significant.

For standalone reports, revenue is recognized at the point of payment and delivery, and which the delivery is instantaneous.

Co-Branding Services

The Company provides access to a website for a third party partner and operates as a shared brand by combining the partner's logo and information on the Company's platform when providing services to retail end users. Revenue is based on the service of providing the website marketing, data sharing, website up-time and in certain cases, a separate support line for partners that is provided over the corresponding month that the retail end user is a customer, as a stand ready obligation to serve the co-brand partner. The fee paid by the retail end user on the platform under the co-branding service is classified as retail end user revenue, as it will be billed and paid directly through transactions between the Company and the retail end user. Fees billed to the co-branding partner are based on the number of retail end users that the co-branding partner has obtained, in exchange for the co-branding services received, and are billed directly to the co-branding partner.

White Label Services

The Company builds websites for third parties who operate the website as their own brand but use the Company's platform to provide services to retail end users. Revenue is based on the service of providing the website, data sharing, website up-time and in certain cases, a separate support line for partners that is provided over the corresponding month that the retail end user is a customer, as a stand ready obligation to serve the white label partner. The fee paid by the retail end user on the platform under the white label service is classified as retail end user revenue, as it will be billed and paid directly through transactions between the Company and the retail end user.

The Company will build websites for third parties who operate as their own brand under the white label service offering. Licensed access is given to the Company's platform, containing the Company's intellectual property (IP), and the Company has the responsibility to keep the website and services operational for at least 98% of the monthly service period.

The IP transfer is considered symbolic in nature, as the Customer only receives the right to offer the results of the Company's IP to its customers but does not obtain access or retain the IP itself.

Business Direct Services

The Company's business direct service revenue comes from the following sources:

● Fees from the provision of services to partner companies

● Development fees for building white label websites

● Licensing fees for white label retail end users

● Product costs and surcharges

For each business direct service customer, the Company has an agreed upon terms and conditions, and receives payment within 15 - 30 days of providing the service. Each contract has an agreed upon price, identifies the performance obligations in the contract. The Company provides a stand ready obligation to provide a perpetual IP license to website information, for which no information is transferred or exchanged, and provide a right to access the product on a designated platform. Stand ready obligations require the Company to maintain the availability of the goods and services 24/7 during the contract period. As such, the Company expects that the customer will receive and consume benefit from the Company's promise, the nature of which is to stand ready to provide goods or services, equally throughout the contract period, and recognizes revenue over time on a straight-line time-based measure of progress. The Company combines separate promises in the contract into one single performance obligation because they are an integrated set of activities and they all are assigned to the same period and are not separable for the purposes of the contract, thus there is no change in timing of recognition for each promise.

For stand-alone reports, revenue is recognized at the point of delivery.

Revenue by source is as follows for the years ended December 31, 2025, and 2024:

		For the years ended December 31,		
		2025		**2024**
Retail end user revenue:				
Direct to customer	$	12,995,415	$	9,270,175
Affiliate and co-brand revenue		74,645,208		62,329,261
White label		29,819,025		15,198,564
Total retail end user		117,459,648		86,798,000
Business direct services		10,899,081		6,109,485
Other		267,140		463,733
Total revenue, net	$	**128,625,869**	$	**93,371,218**

Principal vs. Agent

For all significant revenue-generating arrangements, the Company records revenues on a gross basis, where the Company has the responsibility to collect for services rendered, and ultimately provide the platform and services to the end users. Any revenue sharing or commission agreements are remitted after collection and providing the services to the end user. Commissions and the share of revenue related to retail end user revenue is recognized in marketing costs and referral share.

Practical Expedients

The Company has elected to apply the practical expedient not to assess whether a contract has a significant financing component, since the Company's standard payment terms are less than one year at the time of the initial transaction.

Deferred Revenue

Amounts billed and collected in advance of the monthly service period are recorded as contract liabilities (deferred revenue) within the consolidated balance sheets and recognized as revenue ratably over the related month as the Company satisfies its stand-ready performance obligation. When the Company has provided access to its services as of the balance sheet date but has not yet billed the customer, the related amounts are recorded as contract assets; however, this situation is not significant in the Company's stand-ready arrangements because customers are generally billed at the beginning of each service period. The Company recognized substantially all of the December 31, 2024 current deferred revenue balance as revenue during 2025. The Company expects to recognize the December 31, 2025 current deferred revenue balance as revenue during 2026. During the year ended December 31, 2025, the Company revised its calculation to a more precise method of calculating the remaining stand ready obligation period, and recalculated the amounts in prior periods to match the new method. These amounts were deemed immaterial to the Company's consolidated financial statements. The Company has adjusted its financial statements to reflect the impact to prior periods, which adjustments are reflected in the consolidated financial statements included herein. The Company recorded deferred revenue of $2.1 million and $1.8 million at December 31, 2024 and December 31, 2023, respectively. The Company recorded decreases to revenue of approximately $338,888 for the year ended December 31, 2024.

As of December 31, 2025, and 2024, the Company had deferred revenue of $2,647,099 and $2,169,247, respectively.

4. **Risks and Uncertainties**

Cash

The Company maintains its cash balances in financial institutions which, from time to time, exceed amounts insured by the Federal Deposit Insurance Corporation up to $250,000 for interest-bearing and non-interest-bearing accounts per bank. As of December 31, 2025, and 2024, the Company had deposits in excess of federally insured amounts. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Customers

For the year ended December 31, 2025, one customer accounted for 28% of revenues. For the year ended December 31, 2024, one customer accounted for 17% of revenues. As of December 31, 2025, no customer accounted for more than 10% of accounts receivable. As of December 31, 2024, one customer accounted for 16% of accounts receivable.

In November 2025, the Company issued a letter of contract termination with a partner client that represented approximately 28% of revenue, for the purpose of eliminating a very low margin partner that was also unwilling to renegotiate their contract which was initially signed in 2016. The Company will continue to service current customer subscribers (users) that were referred to the Company's platform, until full termination has occurred, estimated to be within 2026, but the partner client will not be able to add new end consumer subscribers (users) to the platform beginning March 1st 2026.

Vendors

For the year ended December 31, 2025, two vendors accounted for approximately 97% of purchases. For the year ended December 31, 2024, one vendor accounted for approximately 11% of purchases. As of December 31, 2025, one vendor accounted for approximately 37% of accounts payable. As of December 31, 2024, one vendor accounted for approximately 31% of accounts payable.

5. **Accounts Receivable, Net**

Accounts receivable, net consisted of the following:

	December 31, 2025		December 31, 2024
Accounts receivable	$	1,657,824	$ 1,821,816
Less allowance for credit loss		(347,857)	(359,222)
Accounts receivable, net		1,309,967	1,462,594
Accounts receivable, long term		331,991	292,648
Less allowance for credit loss		(148,050)	(56,568)
Accounts receivable, long term, net	$	183,941	$ 236,080

6. **Property and Equipment**

Property and equipment consisted of the following:

	December 30, 2025		December 31, 2024
Computer equipment	$	1,330,968	$ 1,697,256
Furniture and fixtures		2,362,905	1,696,840
Leasehold improvements		1,787,245	-
		5,481,118	3,394,096
Accumulated depreciation		(1,546,577)	(1,500,547)
Construction in progress		-	1,318,334
Total	$	3,934,541	$ 3,211,883

For the years ended December 31, 2025 and 2024, depreciation expense amounted to $724,836 and $742,846, respectively.

7. **Receivable From Shareholder**

In October 2020, the Company entered into a revolving line of credit agreement with a stockholder. The revolving line of credit allows advances to the stockholder through October 2026 in amounts not to exceed 10% of the Company's uncollateralized cash at time of advance request, not to exceed one advance request per month. The agreement was automatically renewed for a successive one-year term in October 2025. The agreement will automatically renew for successive one-year terms, unless terminated by the Company or the stockholder upon 30-day notice. The line is secured by the shareholder's common stock Series A and preferred stock.

Advances on the line of credit bear interest at the applicable monthly Applicable Federal Rate (AFR) published by the Internal Revenue Service at the date of the advance ranging from 0.39% to 4.92% on advances made through December 31, 2025. Interest only payments are due on a monthly basis with unpaid principal balance due five years from the date of the advance. In years where the interest is not paid, per the agreement, unpaid interest in the respective year become a portion of the principal outstanding for that year. During the years ended December 31, 2025, and 2024, the stockholder received advances of $5,083,731 and $0, respectively, and repaid $0, and $2,031,870, respectively.

The Company transferred $11,000,000 of the receivable from shareholder to the wholly owned subsidiary ConsumerDirect One, Inc., as an equity contribution to the subsidiary. On December 31, 2025, the Company sold 100% of its equity ownership in ConsumerDirect One, Inc. for the purposes of removing the Receivable From Shareholder to comply with the Sarbanes-Oxley Act ("Act") prohibition on personal loans to executives in accordance with Sec. 402 of the Act, for cash proceeds of $100,000 to a related party. The transaction was considered a transfer between entities under common control, and the difference between the carrying amount and transaction amount were accounted for as an adjustment considered to be a deemed dividend, resulting in a reduction to earnings available to common shareholders for the calculation of earnings per common share. The Company recorded a deemed dividend for $10,900,000 for the year ended December 31, 2025.

As of December 31, 2025 and December 31, 2024, accrued unpaid interest receivable on the receivable from stockholder amounted to $205,186 and $186,424, respectively, which is included in the ending balance of the receivable from shareholder.

As of December 31, 2025, scheduled repayments on the advances to stockholder are as follows:

Year Ending December 31:		
2026	$	-
2027		-
2028		-
2029		-
2030		1,277,990
Total	$	1,277,990

8. **Line of Credit**

In September 2021, the Company entered into a line of credit agreement with a bank that allows the Company to borrow up to $10,000,000. On March 25, 2022, the Company entered into an amendment to increase the total borrowing amount to $15,000,000, and change the interest rate from Adjusted LIBOR Rate, calculated as the sum of 3.75% and the greater of 0.50% or the published rate for a one-month interest period, to Secured Overnight Financing Rate (SOFR), plus 4.25%. The amendment added a non-usage fee of 0.45% per annum, paid monthly on the unused portion of the facility. Outstanding interest is due monthly under the terms of the agreement.

On June 6, 2024, the Company entered into a third amendment on the line of credit. This amendment converted $8,500,000 to a term loan (see Note 9). The total borrowing base on the line of credit was reduced to $6,000,000, with monthly interest only payments due commencing July 1, 2024, and any remaining principal and interest balance due June 6, 2026. As of December 31, 2024, the remaining outstanding balance was $4,015,000. The line is secured by substantially all of the Company's assets. In May 2025, the Company entered into the 4th amendment, which made changes to certain financial covenants. No other changes to the agreement was made.

During the year ended December 31, 2024, the Company converted $8,500,000 of the outstanding line of credit to a term loan, with quarterly payments of principal plus interest of $531,250, beginning July 1, 2024, with any remaining balance due June 6, 2026. The term loan bears interest at SOFR plus 3.75%. As of December 31, 2025, and 2024, the outstanding balance on the line of credit was $5,000,000, and $4,015,000, respectively. As of December 31, 2025, and 2024, the Company had $0, and $985,000, available to borrow, respectively. In February 2026, the Company entered into a new securities purchase agreement (the "Securities Purchase Agreement") with a lender to issue a secured convertible promissory note and fully paid off and terminated the outstanding balance on the line of credit.

The line of credit agreement contains covenants principally relating to levels of liquidity, debt to EBITDA, and cash EBITDA, with which the Company was in compliance at December 31, 2025.

During the year ended December 31, 2024, the Company entered into an $1,500,000 equipment line of credit with the same bank as the line of credit. The Equipment line is open to purchase assets, and at a future point in time, convert to a note payable. The equipment line of credit is subject to the same interest rate until converted as the line of credit. Prior to conversion, interest only payments are due monthly, with a maturity date of October 31, 2024, if not converted. When converted to a term loan, the loan requires monthly principal and interest payments for 36 months from the date of conversion, with an interest rate at the then current line of credit interest rate. As of December 31, 2024, $327,582 was outstanding on the equipment line of credit, and converted to a term loan in March 2025. There was no outstanding balance as of December 31, 2025.

9. Term Loan Payable

On June 6, 2024, the Company entered into a third amendment on the line of credit. This amendment converted $8,500,000 to a term loan.

The term loan has quarterly payments of principal plus interest of $531,250, beginning July 1, 2024, with any remaining balance due June 6, 2026. The term loan bears interest at SOFR plus 3.75%. As of December 31, 2025 and 2024, the remaining outstanding balance was $4,781,250, and $6,906,250, respectively. The term loan is secured by substantially all of the Company's assets.

In May 2025, the Company entered into the 4th amendment, which made changes to certain financial covenants. No other changes to the agreement were made.

In February 2026, the Company entered into a new securities purchase agreement (the "Securities Purchase Agreement") with a lender to issue a secured convertible promissory note and fully paid off and terminated the outstanding balance on the term loan payable.

The term loan contains covenants principally relating to levels of liquidity, debt to EBITDA, and cash EBITDA, with which the Company was in compliance at December 31, 2025.

10. Equipment Notes Payable

In May 2023, the Company entered into a promissory note agreement with JP Morgan Chase Bank for $330,736 with an interest rate of 6.33% per annum. Interest is calculated on a 360 day a year basis with each month consisting of 30 days. During the base term, the Company will pay monthly installments of principal and interest in the amount of $10,111 for 36 months. The first installment payment is to be paid one month after the Commencement Date and all subsequent installment payments are to be paid on the same day of each month thereafter until paid in full. The Company has granted the lender a security interest into various pieces of equipment pursuant to the terms of the agreement. As of December 31, 2025, and 2024, the outstanding principal balance was $39,628, and $154,460, respectively.

In April 2024, the Company entered into a promissory note agreement with JP Morgan Chase Bank for $327,582 with an interest rate of 8.74% per annum. Interest is calculated on a 360 day a year basis with each month consisting of 30 days. During the base term, the Company will pay monthly installments of principal and interest in the amount of $10,377 for 36 months. The first installment payment is to be paid one month after the Commencement Date and all subsequent installment payments are to be paid on the same day of each month thereafter until paid in full. The Company has granted the lender a security interest into various pieces of equipment pursuant to the terms of the agreement. As of December 31, 2025, and 2024, the outstanding principal balance was $146,276, and $253,527, respectively.

In September 2024, the Company entered into promissory note agreements with 4 lenders for a total of $989,307 with interest rates ranging from 6.64% to 10.87% per annum. Interest is calculated on a 360 day a year basis with each month consisting of 30 days. During the base term, the Company will pay combined monthly installments of principal and interest in the amount of $22,707 for up to 60 months. The first installment payment is to be paid one month after the Commencement Date and all subsequent installment payments are to be paid on the same day of each month thereafter until paid in full. The Company has granted the lenders security interests into various pieces of equipment pursuant to the terms of the agreements. As of December 31, 2025, and 2024, the outstanding principal balance was $830,406, and $927,302, respectively.

In March 2025, the Company converted the equipment line of credit into a equipment note payable with the lender for $564,038 with an interest rate of 8.17% per annum. Interest is calculated on a 360 day a year basis with each month consisting of 30 days. During the base term, the Company will pay monthly installments of principal and interest in the amount of $17,719 for 36 months. The first installment payment is to be paid one month after the Commencement Date and all subsequent installment payments are to be paid on the same day of each month thereafter until paid in full. The Company has granted the lender a security interest into various pieces of equipment pursuant to the terms of the agreement. As of December 31, 2025, and 2024, the outstanding principal balance was $421,206, and $0, respectively.

In June 2025, the Company entered into promissory note agreements with a lender for $91,210 with an interest rate of 10.13% per annum. Interest is calculated on a 360 day a year basis with each month consisting of 30 days. During the term, the Company will pay monthly installments of principal and interest in the amount of $1,944 for 60 months. The Company has granted the lender a security interest into various pieces of equipment pursuant to the terms of the agreement. As of December 31, 2025, and 2024, the outstanding principal balance was $84,017, and $0, respectively.

Scheduled repayments of equipment notes payable are as follows:

Year Ending December 31:	
2026	553,671
2027	466,763
2028	295,688
2029	194,764
2030	10,650
Total	$ 1,521,536

11. **Equity**

The Company has authorized stock totaling 5,000,000,000, comprised of 4,000,000,000 common stock, and 1,000,000,000 preferred stock.

Of the common stock, the Company has 2,000,000,000 authorized Series A Common Voting Stock, and 2,000,000,000 authorized Series B Non-Voting Common Stock.

In January 2025, the Company issued 14,866,940 shares of Series A Voting Common Stock as advanced payment for financial advisory services related to a direct public offering. The shares were valued at a fair value of $0.05 per share, based on the December 31, 2024 common stock valuation received, for a total of $743,347, and recorded as deferred offering costs, included in prepaid expenses and other current assets as of December 31, 2025.

In May, 2025, the Company issued 133,328 shares of Series A Voting Common Stock for services, valued at $6,666.

In May, 2025, the Company issued 2,850,000 shares of Series A Voting Common Stock upon exercise of a common stock warrant for cash proceeds of $2,850.

In June 2025, the Company started a crowdfunding campaign to sell Series B Non-Voting Common Stock. During the year ended December 31, 2025, the Company sold 858,126 shares for net proceeds of $859.

Common Stock – Series A Voting Common Stock ("Series A")

The significant features of the Company's Series A, with a par value of $0.001 are as follows:

Dividend Provisions

The holders of Series A are entitled to receive dividends of the Company when and as declared by the Board, subject to the rights of holders of the Preferred Stock and all other classes of stock at the time outstanding having prior rights as to dividends, and subject to the other limitations provided in the Articles. Such dividends on Series A do not accrue and are not cumulative.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A shall be entitled to be paid out on a pro rata pare passu basis with Series B Common Stock of the available funds and assets after all Preferred Stockholders are paid out.

Voting Rights

The holders of Series A Voting Common Stock are entitled to one vote per share of Common Stock held by the stockholder.

Conversion Rights

The holders of Series A Voting Common Stock are entitled at the holder's discretion to convert and Series A into Series B at any time, and a rate of 1 to 1.

Common Stock – Series B Non-Voting Common Stock ("Series B")

The significant features of the Company's Series B, with a par value of $0.001 are as follows:

Dividend Provisions

The holders of Series B are entitled to receive dividends of the Company when and as declared by the Board, subject to the rights of holders of the Preferred Stock and all other classes of stock at the time outstanding having prior rights as to dividends, and subject to the other limitations provided in the Articles. Such dividends on Series B do not accrue and are not cumulative.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series B shall be entitled to be paid out on a pro rata pare passu basis with Series A Common Stock of the available funds and assets after all Preferred Stockholders are paid out.

Voting Rights

Series B Non-Voting Common Stock are non-voting and shall not be entitled to vote on any matters submitted to a vote of shareholders of the Corporation.

Preferred Stock

The Company's authorized Preferred Stock is separated into different series and classes of Preferred Stock. The Company has 1,000,000,000 total Preferred Stock authorized to be issued.

As of December 31, 2025, the Company had 779,983,265 of Series A-1 Preferred Stock authorized, issued and outstanding. The Series A-1 Preferred Stock have an original issue price of $0.00603.

The significant features of the Company's Preferred Stock with a par value of $0.001 are as follows:

Dividend Provisions

The holders of Series A-1 Preferred Stock are entitled to receive dividends of the Company when and as declared by the Board and participate pro rata with the holders of Common Stock in any dividends paid on Common Stock on an as-if-converted basis.

Liquidation Preference

All stock classes, in order of liquidation preference are as follows:

- Series A-1 Preferred Stock

- Common stock

In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A-1 Preferred Stock are to be paid out of the available funds and assets, and prior and in preference, to any payment or distribution of any such funds on any shares of Common Stock or other series or classes of Preferred Stock, an amount equal to the sum of $0.00603 per share, plus unpaid dividends on such shares.

The liquidation preference rates are each subject to adjustment for any subsequent stock splits, stock dividends, or reclassifications.

Conversion Rights

Each outstanding share of Preferred Stock is convertible, at the option of the holder, into fully paid and non-assessable shares of Series A Voting Common Stock, and is determined by dividing the original issue price applicable to such share by the conversion price applicable to such share and shall be subject to certain adjustments in the event of issuance of any additional stock without consideration or for a consideration per share less than the conversion price applicable to such series of Preferred Stock in effect immediately prior to the issuance of such additional stock, as well as stock splits, dividends and combinations.
Any declared and unpaid dividends payable are payable in cash upon conversion.

Voting Rights

The holders of Series A-1 Preferred Stock are entitled to the number of votes equal to five times the number of shares of Common Stock into which such share of Preferred Stock could be converted. The holders of the Series A-1 Preferred Stock, exclusively and as separate classes, are entitled to elect one director of the Company.

Warrants

Warrants

From time to time, the Company issues warrants to purchase shares of Series A Voting common stock. The following table represents the activity for warrants outstanding, exchanged, and issued for the year ended December 31, 2025.

	Shares
Balance outstanding at December 31, 2024	77,850,000
Granted	-
Exercised	(2,850,000)
Cancelled/forfeited	-
Balance outstanding at December 31, 2025	75,000,000

The following table summarizes information about warrants outstanding and exercisable at December 31, 2025:

	Exercise Price	Number of Shares	Weighted-Average Remaining Contractual Life (In Years)
$	0.0001	75,000,000	5.50

12. Stock-Based Compensation

Stock Plan

In May, 2025, the Company's Board of Directors approved the Company's 2025 Omnibus Equity Incentive Compensation Plan (the "Plan") which authorized the number of shares reserved under the Plan of 215.0 million of the Company's Series A shares, and 105.0 million of the Company's Series B shares. As of December 31, 2025, there were approximately 40.1 million shares available for future grants under the Company's Plan.

During the year ended December 31, 2025, the Company granted 215,000,000 Series A stock options, and 66,463,000 Series B stock options under the Plan.

The Plan provides for the issuance of partial value awards (stock options) to employees, non-employee members of the Company's Board of Directors and consultants. The exercise price per share for stock option grants is not to be less than the fair market value per share of the Company's Common Stock on the date of grant. The Board of Directors administers the Plan and determines the vesting schedule at the time of grant. Stock options may be exercisable immediately or in installments but generally vest over a one-year or four-year period from the date of grant. In the event the holder ceases to be employed by the Company, all unvested stock awards terminate, and all vested stock options may be exercised within a period of 90 days following termination of employment. In general, stock options expire ten years from the date of grant. The total value is expensed over the vesting period, which is typically up to 48 months.

Stock Compensation Expense

The Company accounts for stock-based payment awards made to employees and directors based on their fair values and recognizes compensation expense over the vesting period using the straight-line method over the requisite service period for each award as required by FASB ASC Topic No. 718, *Compensation-Stock Compensation*.

Non-cash stock-based compensation expenses related to stock options are recorded in the financial statements as follows:

	For the years Ended December 31,	
	2025	2024
General and administrative	$ 8,892,319	$ -
Total stock compensation expense	$ 8,892,319	$ -

As of December 31, 2025, there was approximately $487,000 in unrecognized compensation costs related to unvested stock options granted under the Plan. The unrecognized cost as of December 31, 2025 is expected to be recognized over a weighted-average period of 3.4 years.

CONSUMERDIRECT, INC.
Notes to the Consolidated Financial Statements

Stock Options

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option-pricing model using the assumptions in the following table:

	December 31, 2025
Expected terms(years)	5.0 - 6.25
Risk-free interest rate	4.1% - 4.2%
Expected volatility	77.5% - 77.9%
Expected dividend yield	-

For grants made during the year ended December 31, 2025, the Company elected the practical expedient under ASU 2021-07 to determine the fair value of its common stock. This value was determined by the reasonable application of a reasonable valuation method, primarily through an independent appraisal performed in accordance with IRC Section 409A using an option pricing model ("OPM"), business valuation, based on historical revenue plus cash and cash equivalents, less interest bearing liabilities, considering a risk free rate of 4.38%, expected life to exit of 5 years, and a volatility rate of 85%. Factors considered in this appraisal include market value of similar entities, and a discount for lack of marketability of 45%, based on the closely held nature of ownership, the liquidation value of preferred stock, and conversion rates of all classes of stock.

Expected volatility represents the estimated volatility of the shares over the expected life of the options. The Company estimated the expected volatility based on the average historical volatilities of a pool of public companies that are comparable to the Company.

The Company used an expected dividend yield of zero since no dividends are expected to be paid. The risk-free interest rate for periods within the expected life of the option is derived from the five-year U.S. Treasury interest rates in effect at the date of grant. The expected option life represents the period of time the option is expected to be outstanding. The simplified method is used to estimate the term since the Company does not have sufficient exercise history to calculate the expected life of the options.

A summary of the Company's stock options outstanding under the Plan as of December 31, 2025 and related activity during 2025 is as follows :

	Shares		Weighted Avg. Exercise Price	Wtd. Avg. Remaining Contractual Life (Yrs)		Aggregate Intrinsic Value
Outstanding as of December 31, 2024	-	$	-	-	$	-
Granted	281,463,000		0.05	-	$	-
Forfeited	(1,098,000)		0.05	-	$	-
Expired	(472,500)		0.05	-	$	-
Outstanding as of December 31, 2025	279,892,500	$	0.05	9.35	$	2,798,925
Vested and expected to vest at December 31, 2025	279,892,500	$	0.05	9.36	$	2,798,925
Exercisable as of December 31, 2025	263,629,100	$	0.05	9.35	$	2,631,566

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2025:

Exercise Price		Number of Shares	Class of Shares	Weighted-Average Remaining Contractual Life (In Years)
$	0.05	215,000,000	Series A Common	9.36
$	0.05	64,852,500	Series B Common	9.35

13. **Capitalized Software, Net**

Capitalized software, net consisted of the following:

	December 31, 2025		December 31, 2024
Internally developed software	$	37,793,543	$	32,364,318
Accumulated amortization		(21,279,173)		(15,326,857)
Total	$	16,514,370	$	17,037,461

During the years ended December 31, 2025 and 2024, amortization expense related to capitalized software amounted to $5,952,316 and $4,827,188, respectively.

In-process capitalized software at December 31, 2025 was not available for general release to customers as of the balance sheet date and therefore not included in the table below. Amortization expense of capitalized software available for general release to customers is as follows for all future years:

Year Ending December 31:		
2026	$	5,568,349
2027		3,628,917
2028		2,187,771
2029		1,141,661
2030		1,101,847
Total	$	13,628,545

14. **Patents, Trademarks and Domains**

The following is a summary of the intangible assets:

	Life (years)	As of December 31, 2025					
		Gross Carrying Amounts		Accumulated Amortization		Net Carrying Amount	
Patents	10	$	768,234	$	707,011	$	61,223
Trademarks	Indefinite		28,710		-		28,710
Internet domains	Indefinite		566,333		-		566,333
		$	1,363,277	$	707,011	$	656,266

	Life (years)	As of December 31, 2024					
		Gross Carrying Amounts		Accumulated Amortization		Net Carrying Amount	
Patents	10	$	768,234	$	697,828	$	70,406
Trademarks	Indefinite		28,710		-		28,710
Internet domains	Indefinite		565,780		-		565,780
		$	1,362,724	$	697,828	$	664,896

During the years ended December 31, 2025 and 2024, amortization expense related to patents amounted to $9,183 and $9,183, respectively.

Amortization expense of amortizing intangibles is as follows for all future years:

Year Ending December 31:		
2026	$	9,183
2027		9,183
2028		9,183
2029		9,183
2030		9,183
Thereafter		15,308
Total	$	61,223

15. Earnings Per Share

The Company calculates earnings per share ("EPS") as required by FASB ASC Topic No. 260, *Earnings Per Share*. Basic EPS is calculated by dividing the net income available to common stockholders by the weighted average number of common shares outstanding for the period, excluding common stock equivalents. Diluted EPS is computed by dividing the net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period, plus the weighted average number of dilutive common stock equivalents outstanding for the period determined using the treasury-stock method.

For periods with a net loss, the dilutive common stock equivalents are excluded from the diluted EPS calculation. For purposes of this calculation, stock options, warrants, and Series A-1 Preferred Stock are considered to be common stock equivalents and are only included in the calculation of diluted earnings per share when their effect is dilutive. The following table sets forth the details of basic and diluted earnings per share :

		For the Years ended December 31,		
		2025		**2024**
Numerator:				
Net income (loss)	$	(6,683,922)	$	1,576,727
Deemed dividend on sale of subsidiary		(10,900,000)		-
Net income (loss) attributable to common shareholders		(17,583,922)		1,576,727
Denominator:				
Basic weighted-average common shares outstanding		333,261,848		315,598,523
Conversion of preferred stock into common stock		-		779,983,265
Stock options		-		-
Exercisable warrants		-		77,850,000
Weighted average number of shares of common stock - diluted		333,261,848		1,173,431,788
Net (loss) income per common share attributed to common stockholders:				
Basic	$	(0.053)	$	0.005
Diluted	$	(0.053)	$	0.001

The following weighted average shares were excluded from the computation of diluted net loss per share as the impact of including those shares would be anti-dilutive :

	As of December 31,	
	2025	**2024**
Stock options	263,629,100	-
Warrants	75,000,000	-
Series A-1 Preferred Stock	779,983,265	-
Total antidilutive shares	1,118,612,365	-

16. Leases

The Company makes significant assumptions and judgments in evaluating its leases. In particular, the Company:

- Evaluates whether a contract contains a lease, by considering factors such as whether the Company obtained substantially all rights to control an identifiable underlying asset and whether the lessor has substantive substitution rights;

- Determines whether contracts contain embedded leases;

- Evaluates leases with similar commencement dates, lengths of term, renewal options or other contract terms, which therefore meet the definition of a portfolio of leases, whether to apply the portfolio approach to such leases;

- Determines for leases that contain a residual value guarantee, whether a payment at the end of the lease term was probable and, accordingly, whether to consider the amount of a residual value guarantee in future lease payments.

Operating Leases

The Company leases facilities and equipment under various noncancellable operating lease agreements with an unrelated party and were set to expire through January 31, 2028, including foreseeable exercisable renewals and extensions. The lease contained variable lease expense relating to common area maintenance charges, that vary from year to year. The Company expenses variable lease expense as incurred.

In July 2023, the Company entered into a lease amendment, which accelerated the lease expiration date on all leases to December 31, 2024, in exchange for revised monthly lease payments of $35,242 for the remaining duration of the lease, as well as an incentive paid to the Company of $500,000 upon signing the amendment, and $500,000 to be paid to the Company 10 days after move out, subject to any rent due on the remaining term, or less any holdover rent. The lease does not contain any variable lease payments. The Company determined that the lease amendment was a modification of the existing lease, due to the change only being the life of the lease. The Company recorded a gain on the modification of the lease of approximately $393,000 related to the reduction of the initial lease.

The Company recognized a lease liability of approximately $118,000 for the lease amendment , and a deferred gain of approximately $351,000, to be amortized through December 31, 2024, the end of the lease term. During the years ended December 31, 2025, and 2024, the Company amortized $- and $228,856, respectively of the deferred gain in the statements of operations.

In January 2025, the lease on the Company's new facility commenced, and the Company recorded an operating lease liability of $11,826,696, and a right of use asset of $11,826,696. The new lease requires escalating cash payments starting at $138,188 through October 2035.

Lease term and discount rate for operating leases as of December 31, 2025 were as follows:

Weighted average remaining lease term	10.10
Weighted average discount rate	8.50%

The following table summarizes the operating lease right-of-use assets and operating lease liabilities:

	December 31, 2025	December 31, 2024
Operating lease right-of-use assets	$ 11,112,854	$ -
Operating lease liabilities:		
Current	670,032	-
Long-term	11,934,904	-
Total operating lease liabilities	$ 12,604,936	$ -

Below is a summary of statement of operations impact incurred pertaining to leases during:

	For the years ended December 31,	
	2025	2024
Operating lease expense	$ 1,697,134	$ 243,758
Short-term lease expense	24,424	16,589
Lease expense	$ 1,721,558	$ 260,347
Gain on lease termination	$ -	$ (228,856)

The following table includes supplemental cash flow and noncash information related to the leases as of December 31:

	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 205,052	$ 422,908
Proceeds from cash incentive for termination	$ -	$ 500,000

At December 31, 2025, the Company has $19,053,732 of noncancelable operating lease commitments. The following is a schedule by years of undiscounted future minimum lease payments:

Year Ending December 31:	
2026	$ 1,703,844
2027	1,461,753
2028	1,807,607
2029	1,861,835
2030	1,917,690
Thereafter	10,301,003
Total lease payments	$ 19,053,732
Less interest	(6,448,796)
Present value of lease liabilities	$ 12,604,936

17. Commitments and Contingencies

Litigation

The company was the cross-defendant to a lawsuit that of which was settled in a confidential agreement subsequent to year end. Under the agreement, the Company is required to make monthly payments of $75,000 over a period of 48 months, commencing in March 2026. As of December 31, 2025, the Company has accrued for approximately $3,050,000, net related to this matter, which reflects imputed interest at 8.5%.

As of December 31, 2025, one of the Company's stockholders, through the Company, had provided $300,000 in restricted cash to an escrow account, plus two stockholders have provided personal guarantees for up to $1,500,000, to obtain a surety bond. The cash is fully refundable, and the bond will be cancelled upon final adjudication of the case. See Note 20.

Additionally, from time to time, the Company is involved in certain legal matters which arise in the normal course of operations. Management believes, based in part on the advice of legal counsel, that the resolution of such matters will not have a material adverse effect on the financial position of the Company.

Purchase obligation

The Company has entered into service agreements with data providers for technology services for credit. The agreement terms are for three years with automatic renewals of 1 year, without 180 day notice of termination. The agreements expire through October 2028. The agreements includes fixed fees per processed transaction, and contains minimum fees over the term of the agreements of a combined amount of $1,210,000 per month, During the years ended December 31, 2025, and 2024, the Company did not meet the minimum by $198,522, and $599,081 respectively.

The future minimum obligation under the initial term is as follows:

Year Ending December 31:		
2026	$	3,630,000
2027		14,520,000
2028		14,520,000
2029		10,000,000
Total	$	42,670,000

18. Reportable Segments

The Company operates its business in two operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company's CODM, the Chief Executive Officer, reviews financial information regularly. Net income (loss) and adjusted earnings before interest, taxes, depreciation and amortization, mom-operating income/ expense, and nonrecurring charges ("Adjusted EBITDA"), a non-GAAP measure, are both used as metrics to evaluate performance of the business in deciding whether to reinvest profits into software development, or into other areas of the Company. The Company believes that Adjusted EBITDA is a useful supplemental measure to evaluate overall operating performance as it measures business performance by focusing on cash related results and it is an important metric to lenders under the Company's Credit Agreement. The most directly comparable GAAP measure to Adjusted EBITDA is net income (loss).

The CODM monitors forecasted versus actual net income (loss) and Adjusted EBITDA results for the purpose of determining the general health of the Company and assessing the performance of the Company as compared to management's expectations. Key operating data for the reportable segments for the years ended December 31, 2025 and 2024 are set forth in the tables below.

	For the Year Ended December 31, 2025			
	DTC	Distribution Partner	Other	Total
Revenue	$ 14,649,976	$ 125,072,671	$ 267,140	$ 139,989,787
Less discounts, rebates and chargebacks	(1,654,561)	(9,709,357)	-	(11,363,918)
Revenue, net	12,995,415	115,363,314	267,140	$ 128,625,869
Cost of revenue	2,095,164	17,495,204	237,846	19,828,214
Gross profit	10,900,251	97,868,110	29,294	108,797,655
Sales and marketing				78,420,697
General and administrative				19,442,500
Adjusted EBITDA			$	**10,934,458**
Net non-operating income/ expense [1]				22,389
Stock-based compensation				(8,892,319)
Depreciation and amortization				(6,686,335)
Net interest income/expense				(3,117,592)
Nonrecurring charges [2]				(2,644,633)
Taxes				3,700,110
Net loss			$	(6,683,922)

	For the Year Ended December 31, 2024			
	DTC	Distribution Partner	Other	Total
Revenue	$ 10,395,898	$ 90,693,048	$ 463,733	$ 101,552,679
Less discounts, rebates and chargebacks	(1,136,960)	(7,044,501)	-	(8,181,461)
Revenue, net	9,258,938	83,648,547	463,733	93,371,218
Cost of revenue	1,646,652	13,613,577	298,797	15,559,026
Gross profit	7,612,286	70,034,970	164,936	77,812,192
Sales and marketing				53,016,293
General and administrative				14,943,869
Adjusted EBITDA				**9,852,030**
Net non-operating income/ expense [1]				244,432
Depreciation and amortization				(5,570,285)
Net interest income/expense				(2,800,146)
Taxes				(149,304)
Net income				1,576,727

1. Net non-operating income/ expense that consist mainly of amortizing of deferred gain on lease modification.

2. Nonrecurring charges consist of nonrecurring legal fees, moving expenses, and crowdfunding related expenses, are infrequent in nature, not part of the core business activities, and are not expected to recur in the foreseeable future. As such, management believes excluding these amounts facilitates a more consistent comparison across periods and aligns with how internal performance is evaluated.

All revenue and long lived assets are derived and located from one geographical area, the United States.

CONSUMERDIRECT, INC.
Notes to the Consolidated Financial Statements

19. Related Party Transactions

The Company maintains corporate credit cards, personally guaranteed by a stockholder, with credit limits in excess of $10,000,000. The Board of Directors approved that all corporate credit card points and benefits will revert to the stockholder, for their personal guarantee of the credit card. As of December 31, 2025, all balances due on the credit cards are included in accounts payable. The credit cards offer cash-back features ranging between 2-2.5% on all transactions. For the years ended December 31, 2025 and 2024, the cash-back the stockholder directly received was approximately $1,500,000, and $1,200,000, respectively.

The Company has a revolving line of credit agreement with a stockholder. See Note 7.

In 2025, the Company created ConsumerDirect One, Inc. as a wholly owned subsidiary. The Company transferred $11,000,000 of the receivable from shareholder to the wholly owned subsidiary as an equity contribution to the subsidiary. On December 31, 2025, the Company sold 100% of its equity ownership in ConsumerDirect One, Inc. for the purposes of removing the Receivable From Shareholder to comply with the Sarbanes-Oxley Act ("Act") prohibition on personal loans to executives in accordance with Sec. 402 of the Act, for cash proceeds of $100,000 to a related party. The transaction was considered a transfer between entities under common control, and the difference between the carrying amount and transaction amount were accounted for as an adjustment considered to be a deemed dividend, and resulting in a reduction to earnings available to common shareholders for the calculation of earnings per common share. The Company recorded a deemed dividend for $10,900,000 for the year ended December 31, 2025.

20. Income Taxes

The Company accounts for income taxes as required by FASB ASC Topic No. 740, Income Taxes. The Company assesses whether a valuation allowance should be recorded against its deferred tax assets based on the consideration of all available evidence, using a "more likely than not" realization standard. The four sources of taxable income that must be considered in determining whether deferred tax assets will be realized are: (1) future reversals of existing taxable temporary differences (i.e., offset of gross deferred tax liabilities against gross deferred tax assets); (2) taxable income in prior carryback years, if carryback is permitted under the applicable tax law; (3) tax planning strategies; and (4) future taxable income exclusive of reversing temporary differences and carryforwards.

In assessing whether a valuation allowance is required, significant weight is given to evidence that can be objectively verified. Realization of deferred tax assets is dependent upon the generation of future taxable income. As required by ASC 740, the Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets and determined that it was more likely than not that the Company would realize the deferred tax assets due to the Company's continued taxable income and long term nature of certain deferred tax assets, in addition to the Company's projections of future taxable income in assessing the realizability of its deferred tax assets.

The components of the Company's provision for income taxes were as follows:

| | Year ended December 31, | |
	2025	2024
Current	$ 800	$ 116,273
Deferred:		
Federal	(2,452,645)	58,858
State	(1,248,265)	(25,827)
Total deferred	(3,700,910)	33,031
Total (benefit from) provision for income taxes	$ (3,700,110)	$ 149,304

All income (loss) before income taxes was generated within the United States of America, and taxes paid related to U.S Federal, and U.S. states.

F-31

CONSUMERDIRECT, INC.
Notes to the Consolidated Financial Statements

A reconciliation of the (benefit from) provision for income taxes to the amount of income tax (benefit) expense that would result from applying the federal statutory rate to the (loss) income before income taxes is as follows:

| | As of December 31, | |
	2025	2024
Federal statutory rate	21.0%	21.0%
State tax, net of federal benefit	5.65	6.88
Permanent differences	(4.02)	1.72
Return to provision	9.48	7.95
Research and development credit carryforwards	4.39	(3.79)
	36.50%	33.77%

The tax effect of temporary differences that gives rise to significant portions of the deferred tax assets and liabilities as of December 31, 2025 and 2024, was as follows:

	2025	2024
Deferred tax assets:		
Allowance for credit losses	$ 154,756	$ 107,192
Deferred revenue	775,804	3,650
Nondeductible business interest	435,481	183,118
ASC 842 leases	3,569,204	-
Stock-based compensation	2,653,468	-
Net operating loss carryforwards	1,774,699	1,358,621
Research and development credit carryforwards	1,909,781	1,446,760
Other	7,427	-
Total deferred tax assets	$ 11,280,620	$ 3,099,341
Deferred tax liability:		
Depreciation	(443,183)	(394,345)
Amortization	(164,973)	(174,436)
Internally developed software	(3,140,832)	(2,073,978)
Operating lease liability	(3,323,076)	-
State taxes	(145,877)	(66,949)
Total deferred tax liabilities	(7,217,941)	(2,709,708)
Net Deferred Tax Asset	$ 4,062,679	$ 389,633

As of December 31, 2025, the Company has federal net operating loss carryforwards of approximately $2,030,000, which do not expire, but are limited to 85% of taxable income per year.

As of December 31, 2025, the Company has state net operating loss carryforwards of approximately $15,252,000, which begin to expire in 2029 for state tax purposes.

As of December 31, 2024, the Company has state net operating loss carryforwards of approximately $15,369,000, which begin to expire in 2029 for state tax purposes.

As of December 31, 2025, the Company has federal and state research and development credit carryforwards of approximately $1,360,000, and $526,000, which begin to expire in 2026, and 2029 for federal and state tax purposes, respectively.

As of December 31, 2024 the Company has federal and state research and development credit carryforwards of approximately $919,000, and $549,000, which begin to expire in 2025, and 2029 for federal and state tax purposes, respectively.

CONSUMERDIRECT, INC.
Notes to the Consolidated Financial Statements

The Company is subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. As of December 31, 2025, there are no audits in process or pending from Federal or state tax authorities. The outcome of tax audits cannot be predicted with certainty. If any issues addressed in the Company's tax audits are resolved in a manner not consistent with management's expectations, the Company could be required to adjust its provision for income tax in the period such resolution occurs. The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to the consolidated financial results of the Company. It is the Company's policy to classify any interest and/or penalties in the financial statements as a component of income tax expense.

21. Subsequent Events

In February 2026, subsequent to the year ended December 31, 2025, the Company entered into a confidential legal settlement relating to a commercial dispute. The terms of the settlement are subject to a confidentiality agreement. Under the terms of the agreement, the Company is required to make monthly payments of $75,000 over a period of 48 months, commencing in March 2026. The total settlement amount is $3,600,000. Due to the confidential nature of the agreement, further details cannot be disclosed. Management does not expect any further material impact on the Company's financial position as a result of this matter.

On February 9, 2026, the Company entered into a securities purchase agreement (the "Securities Purchase Agreement") with a lender to issue a secured convertible promissory note (the "Note") in the original principal amount of $17.335 million, convertible into shares of common stock, upon the terms and subject to the limitations and conditions included in the Note, and a warrant (the "Warrant") to purchase a number of shares of common stock equal to $12.4 million divided by the Nasdaq valuation price in connection with the Direct Listing for an aggregate purchase price of $17.0 million. The Note has a term of 18 months and interest accrues on the Note at a rate of 8.25% per annum until the balance is paid in full The Note requires no payment of principal or interest until maturity, if not converted prior to maturity. The Lender has the right at any time after the date our common stock is first listed for trading on Nasdaq to elect to convert all or a portion of the outstanding balance of the Note into shares of common stock at a conversion rate equal to the outstanding balance of the Note dividend by 85% of the Nasdaq Valuation Price. The Company used a portion of the proceeds to repay the outstanding indebtedness under the line of credit and term loan payable.

On February 9, 2026, The Company entered into an equity purchase agreement (the "Equity Purchase Agreement") with the same lender, to which the Company may sell up to $50 million in common stock to the lender. Pursuant to the Equity Purchase Agreement, the Company has the right, but not the obligation from time to time during the commitment period to require the lender to purchase shares of common stock for a minimum amount of $25,000, and a maximum amount up to the median daily trading volume of common stock on Nasdaq during the 7 trading days immediately prior to the date. The purchase price will be 95% of the lowest daily volume-weighted average price of the Company's common stock on Nasdaq.